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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2004
Commission File Number: 000-50012

Gold City Industries Ltd.
(Translation of registrant's name into English)

550 – 580 Hornby Street, Vancouver, British Columbia, CANADA V6C 3B6
(Address of principal executive offices)

1. Technical Report on the Grenoble Deposit/Lexington Property Dated June22, 2004
2. Qualification Certificate(s) Dated June 22, 2004, included in report
3. Consent letter(s) Dated June 22, 2004, included in report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F **XXX** Form 40-F.........

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **XXX**

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TECHNICAL REPORT
GRENOBLE DEPOSIT, LEXINGTON PROPERTY
GREENWOOD, BRITISH COLUMBIA, CANADA

PREPARED FOR



PROJECT NUMBER:	*04V332*	*DISTRIBUTION LIST:*	
DATE OF ISSUANCE:	*JUNE 21, 2004*	*CLIENT*	*2 COPIES*
PREPARED BY:	*NEIL BURNS M.SC., P.GEO*	*SNOWDEN MIC*	*1 COPY*
	PAUL COWLEY P.GEO.		
		TOTAL	*3 COPIES*

SNOWDEN MINING INDUSTRY CONSULTANTS

#720 – 1090 WEST PENDER STREET, VANCOUVER, B.C. V6E 2N7

TABLE OF CONTENTS

Table of Contents (continued)

Appendices

1. SUMMARY

Snowden Mining Industry Consultants (Snowden) was retained by Gold City Industries Ltd. (GC) to provide a resource estimate for the Grenoble deposit located on the Lexington property in Greenwood, British Columbia. The resource estimation work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of disclosure for Mineral Projects. This technical report has been prepared in compliance with the requirements of Form 43-101F.

The Lexington Property is composed of approximately 2,060 hectares of contiguous claims 10 km southeast of Greenwood, B.C. and 9 km west of Grand Forks, B.C. Gold City acquired 100% interest in the claims subject to a 2.5% NSR royalty from Nanotek Inc.

The Greenwood area is a strongly mineralized region, ranking sixth largest in gold production in British Columbia with 1.2 million ounces of gold. Much of the production was from the Phoenix copper-gold skarn, 9.5 km north from the Grenoble deposit of the Lexington-Lone Star Property. The Republic Graben district of northern Washington, USA extending from the US border to Republic, some 45 km long has produced 2.5 million ounces of gold from epithermal deposits with grades typically better than 17 g/t Au. The new Emanuel Creek discovery of Echo Bay/Kinross Gold Corp. lies less than 17 km from the southern limits of the Lexington property.

The geological setting of the Lexington Property is dominated by a major 600 m wide tectonic shear zone, the No. 7 Fault. The structure is a north to northwest trending arcuate feature that dips moderately east to northeast. The No. 7 Fault is one of a series of Jurassic–aged thrust faults in the Greenwood area juxtaposing late Paleozoic Knob Hill and Attwood Group, Triassic Brooklyn Formation and Eocene-aged stratigraphy. These thrusts are often marked by serpentinite bodies. Within the No. 7 Fault zone there are two sheets of serpentinite separated by a "Dacite" package. The "Dacite" package previously named the Lexington Porphyry is composed of altered porphyries, volcanics and volcaniclastics of intermediate composition. This serpentinite-dacite-serpentinite sequence is continuous from the Lone Star Mine, Washington in the south, through the Grenoble deposit to the No. 7 Mine in the northwest and forms the host of the numerous mineralized zones on the property. It is speculated that the western bounding Bacon Creek Fault of the Republic Graben, active in Tertiary time, joined with the No. 7 Fault just southwest of the Lone Star pit, reactivating the No. 7 Fault during the same Tertiary faulting event possibly representing a northern extension of the Graben into Canada.

The Grenoble deposit is now interpreted to be a series of eight shallow to moderately dipping en echelon overlapping zones hosted within the basal dacitic pyroclastic unit to the "Dacite" unit. To date, the multiple zones are confined to an area 375 m along its strike, 20-60 m perpendicular to the strike and 25 m thick vertically. It is interpreted that the "Dacite" unit is an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate. The Grenoble deposit, discovered in 1969, has received 54 surface, 48 underground diamond drill holes and a 3 m x 3.6 m x 900 m long decline with three cross-cuts.

Snowden's resource geologist Kevin Palmer visited the site from April 28-29, 2004 to verify the conduct of GC's 2003 drilling program. Supervision of the 2003 drilling and sampling was done by GC Vice President of Exploration, Paul Cowley.

GC Vice President of Exploration, Paul Cowley supervised the 2003 drilling and sampling activities and has authored Sections 3 to 16 and 18 of this report. Snowden has authored Section 17 of this report and is responsible for all aspects of the estimation of resources for the Grenoble deposit on the Lexington property. Sections 19 and 20 have been co-authored by GC and Snowden.

The resource estimate involved statistical and geostatistical analyses of the data and an ordinary kriged interpolation of composited gold and copper assays into a 3D block model. Classification of the resource was done in compliance with CIM 2000 definitions and standards.

 displays the classified Grenoble deposit resource above a block cutoff grade of 6 g/t gold equivalent. Equivalent grades were calculated with the following assumed metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;
Copper Price = $1.10/lb or $0.00243/gram; and
Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

Table 1.1   Grenoble Deposit Classified Resource at a Cutoff of 6 g/t Gold Equivalent

Classification	Tonnes	Grade		
		AuEq g/t	Au g/t	Cu %
Measured	-	-	-	-
Indicated	152,600	13.8	10.3	1.6
Mea + Ind	152,600	13.8	10.3	1.6
Inferred	58,300	13.8	10.2	1.7

At a cutoff grade of 6 grams gold equivalent/ tonne, the currently defined Indicated Mineral Resource on the Grenoble deposit is 152,600 tonnes grading 10.3 g/t gold and 1.6% copper or a gold equivalence of 13.8 g/t. Inferred Mineral Resources are estimated at 58,300 tonnes grading 10.2 g/t gold and 1.7% copper or a gold equivalence of 13.8 g/t above the same gold equivalent cutoff grade.

2. INTRODUCTION AND TERMS OF REFERENCE

Snowden Mining Industry Consultants (Snowden) was retained by Gold City Industries Ltd. (GC) to provide a resource estimate for the Grenoble deposit located on the Lexington property in Greenwood, British Columbia. The resource estimation work was undertaken in compliance with CIM Mineral Resource and Mineral Reserve definitions that are referred to in National Instrument (NI) 43-101, Standards of disclosure for Mineral Projects. This technical report has been prepared in compliance with the requirements of Form 43-101F.

Mr. Neil Burns, P.Geo., an employee of Snowden, and Paul Cowley, P.Geo. a consultant for GC, served as the Qualified Persons responsible for preparing the Technical Report. The resource estimation work was reviewed by Mr. Andrew Ross, FAusIMM, CPGeo, also an employee of Snowden.

In preparing this report, Snowden relied on geological reports, maps and miscellaneous technical papers listed in the References (Section 21) of this report, public information, and Snowden's experience in British Columbia. A site visit of the Lexington and Golden Crown properties was performed by Kevin Palmer, between April 28th and 29th, 2004, during which the recent drilling programs were reviewed and many of the new drill collars were substantiated. At the time of the site visit, the latest drilling program had been completed and all samples analyzed by Eco Tech Laboratories Ltd. (ET), Kamloops, BC. Snowden requested ET to provide a number of representative reject samples for independent confirmation analysis. These samples were sent to ALS Chemex Laboratories in Vancouver and the results are included in this report.

Snowden has not reviewed the land tenure situation in detail and has not independently verified the legal status or ownership of the properties or underlying option and/or joint venture agreements. The results and opinions expressed in this report are based on Snowden's field observations and the technical data provided by GC. While Snowden has carefully reviewed all of the information made available by GC, and believe it to be reliable from the checks made, Snowden has not conducted an in-depth independent investigation to verify its accuracy and completeness from first principles.

This report is intended to be used by GC and is subject to the terms and conditions of its contract with Snowden. Reliance on the report may only be assessed and placed after due consideration of the nature and Snowden's scope of work, as described herein. This report is intended to be read as a whole, and sections or parts thereof should therefore not be read or relied upon out of context.

Snowden permits GC to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities law, any other use of this report by any third party is at that party's sole risk. Further, any results or findings presented in this study, whether in full or excerpted, may not be reproduced or distributed in any form without Snowden's written authorization.

All measurement units used in the resource estimate are metric and the currency is expressed in US dollars unless stated otherwise.

3. DISCLAIMER

No disclaimer statement was necessary for the preparation of this report.

4. PROPERTY DESCRIPTION AND LOCATION

The 2,060 hectare Lexington gold-copper property is centered on an area south of Greenwood, B.C., nine km west of Grand Forks, B.C. and 42 km north-northwest of Republic, Washington (Figure 4.1). The claims are located within the western half of the Greenwood Mining Division in south central British Columbia, Canada (Figure 4.2). The claims, on NTS map sheet 82E/02E are centered on 49° 00' 35'' N and 118° 37' 00' W. Figure 7.1 shows the location of known and interpreted mineralization which host two mineral resources as well as multiple mine workings.


YUKON
N. W. T.
U. S. A.
ALBERTA
Prince Rupert
Prince George
Kamloops
Kelowna
Vancouver
Victoria
U. S. A.
LEXINGTON PROPERTY
N
0
500
KILOMETRES
GOLD CITY INDUSTRIES LTD
Lexington Property
LOCATION MAP
Figure 4.1
Date: 06/04
Dwg by: ARR

Figure 4.1 Location Map



Figure 4.2   Claim Map, Lexington Property

Gold City Industries Ltd. entered into an agreement dated August 26, 2002 to acquire 100% of the Lexington and Lone Star mineral Properties from Nanotek Inc. Gold City fulfilled its obligations under the agreement, and now owns 100% of the properties subject to underlying royalties.

The Lexington Property is comprised of a series of contiguous patented Crown-granted, located and reverted Crown-granted mineral claims, and mining lease claims totaling approximately 2,060 hectares. The claims have been checked and verified valid and current by GC. The Crown granted claims have been legally surveyed with rents paid to April, 2004. The mineral claims have not been surveyed. A list of the claims and mining leases are listed below and detailed in Figure 4.2.

A. Crown-granted mineral claims

Claim Name	Lot Number	Size
New St. Maurice	L682	19.67 ha
Richmond	L2918	20.62 ha
Golden Cache Fr.	L955	14.34 ha
City of Paris	L622	7.34 ha
Lincoln	L621	7.34 ha
No. 4	L791	7.12 ha
City of Vancouver Fr.	L2013	9.41 ha
Lexington	L645	8.36 ha
City of Denver	L1161	9.43 ha
Notre Dame des Mines Fr.	L1095	8.70 ha
Oro	L614	6.75 ha
Oro Fr.	L1096	1.54 ha
Puyallup	L1152	6.15 ha

B. Located and Reverted Crown-granted mineral claims

Claim Name	No. Units	Tenure Number	Expiry Date
New Jack of Spades	1	214163	12-Jan-2009
Cuba	1	214164	12-Jan-2009
St. Lawrence	1	214165	12-Jan-2009
LSE 1	1	214193	12-Jan-2009
LSE 2	1	214194	12-Jan-2009
LSE 3	1	214195	12-Jan-2009
LSE 4	1	214196	12-Jan-2009
Excelsior	1	214206	12-Jan-2009
St. Maurice Fraction	1	214521	12-Jan-2009
Bing	20	214536	12-Jan-2009
Bruce	9	214537	12-Jan-2009
Iron King	20	214697	12-Jan-2009
Dandy	20	214763	12-Jan-2009
Maria Stuart	1	214851	12-Jan-2009
Beau 1	1	214906	29-May-2004
Beau 2	1	214907	29-May-2004
No. 5	1	214942	12-Jan-2009
OR 2	1	215207	12-Jan-2009
OR 3	1	215208	12-Jan-2009

OR 5	1	215209	12-Jan-2009
OR 6	1	215210	12-Jan-2009
OR 7	1	215211	12-Jan-2009
OR 8	1	215212	12-Jan-2009
OR 9	1	215213	12-Jan-2009
OR 10	1	215215	12-Jan-2009
OR 12	1	215216	12-Jan-2009
Jean Fraction	1	216438	12-Jan-2009
Jean # 11	1	216439	12-Jan-2009
No. 7-1	1	216440	12-Jan-2009
No. 7-2	1	216441	12-Jan-2009
No. 7-3	1	216442	12-Jan-2009
No. 7-4	1	216443	12-Jan-2009
No. 7-7	1	216665	12-Jan-2009
No. 7-8 Fr.	1	216666	12-Jan-2009
No. 7-5	1	216667	12-Jan-2009
No. 7-6 Fr.	1	216668	12-Jan-2009
Brit #1	1	329897	12-Jan-2009
Brit #2	1	329898	12-Jan-2009
Brit #3	1	329899	12-Jan-2009
Britannia #1	1	336714	12-Jan-2009
Britannia #2	1	336715	12-Jan-2009
B.G.C.	1	351094	12-Jan-2009
Lex-1	1	396883	12-Jan-2009
Lex-2	1	396884	27-Sep-2009
Lex-3	1	396885	12-Jan-2009

Expiry Dates assume April 8, 2004 Assessment report expenditures are accepted.

C: Mining Leases

Lease Number	Claim Names	Size	Tenure Number	Expiry Date
104	Orphan	17.87 ha	216289	28-Jun-2008
105	City of Montreal St. Joseph Oregon Fr.	26.84 ha	216290	28-Jun-2008

Rental payments on both of the above leases have been made to cover the period ending 28 June 2004.

GC is unaware of any environmental liabilities on the claims with the exception of the following:

• There remains minor metal and wood debris around the Grenoble portal area that would take an estimated 8 man days to remove;
• There is a two-bay shop and container/warehouse proximal to the portal which would require minor repairs to be serviceable;
• In and around the shed/shop are < 10 spots (<6m2) of hydrocarbon contaminated ground;
• There is an empty large capacity diesel tank set in a bermed area lined with deteriorating plastic beside the shop;

- There is a pump shack in good condition remaining on Goosmus Creek;
- All of these items listed above would eventually require disposal;
- Any exploration work would require Notice of Work (NOW) Permits before proceeding;
- There was a valid NOW Permit to allow the six surface diamond holes recently completed;
- There is a valid NOW Permit to dewater the decline and a valid permit to extract a 10,000 tonne bulk sample of ore from the Grenoble deposit; and
- A permit application for a new mill and tailings facilities on Gold City's Zip mineral claims has been submitted.

5. ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

The 2,060 hectare Lexington gold-copper property is centered on an area southeast of Greenwood, B.C. The claims are easily accessible by paved provincial highway to the Greenwood area (i.e. Crowsnest Highway No. 3), followed by a choice of four different gravel access roads (McCarren Creek Road, Hartley-Phoenix Road, Phoenix Ski Hill Road and May-Gibbs Creek Road) which link to the Phoenix-Lone Star Haul road. At the 17 km mark on the Haul Road, the City of Paris road runs west about 1.3 km to the Grenoble/Main Portal. The closest full-service airport on the B.C. side is at Penticton.

The regional terrain is mountainous and has an elevation range of between 300 to 2,000 m. The claims occur at elevations between 900 and 1,600 m. Mt. Wright, Mt. McLaren and Rusty Mountain stand on the property. Goosmus, Stacey and Gibbs Creeks cut the area. The higher elevations are generally forest covered while the lower elevations are grass ranch land. The forest cover is second growth Ponderosa Pine, Douglas Fir and Larch with minimal underbrush. The area in encompassed in the Kettle Provincial Forest Department and lies between Boundary, Eholt and July Creeks. The largest drainage basin in the district is the Kettle River basin 8 km west of the claims.

The climate is characterized by hot, dry summers and winters with snowfall generally less than 1 m. Work could be carried out year round but snow ploughing beyond Hartley Junction during winter months would be required.

Infrastructure is available in the immediate area to support mining. A natural gas pipeline and power line run close to the north limits of the property. In addition, there is a large, skilled workforce of trades and technical professionals as well as equipment suppliers available throughout the region.

The claims cover a large area and if a development program was considered, there are level parts of the property amenable for a mill facility; however, a location for mill and tailings has been selected on Gold City's Zip mineral claims that would benefit both the Lexington and Golden Crown ores. The proposed mill and tailings facility is 9.5 km northeast of the Grenoble deposit. A geotechnical report on the tailings site has been prepared by Klohn-Crippen. The mill layout and flowsheet has been prepared by Sean Waller, P.Eng. of Knelson Gravity Solutions. A permit application for the mill and tailings facility has been submitted.

6. HISTORY

The area of the Lexington and Lone Star Properties has seen periods of intense exploration and mining activity. The earliest developments in the area were underground exploration on the City of Paris, Lincoln, Mabel, and Oro claims. Chronologically the history is as follows:

- 1897, Lone Star produced 1,540 tonnes. Development and production from 1898 to 1901 saw ore shipped from the Lexington, City of Paris and other proximal claims to the Granby smelter.
- 1902, underground work commenced on the No. 7 Mine culminating in about 900 tonnes shipped by 1903.
- In 1909, the property was acquired by Consolidated Mining and Smelting Co. where they continued underground development, installed an aerial tram to the Boundary Falls mill and shipped over 4,500 tonnes between 1910 and 1913.
- 1908, B.C. Copper Co. acquired the Lone Star property and also built an aerial tramway to the Boundary Falls smelter.
- 1910 - 1918, 145,000 tonnes were shipped. Low copper prices forced the closure of all of the mines in the area by 1920.
- 1930's – interest in precious metal began in the area.
- 1927 – 1940 -a few tonnes were shipped from the City of Paris Group to Trail. In addition, a new shaft was sunk on the Mabel claim where a few tonnes were produced.
- 1951 - Attwood Copper Mines Ltd. started assembling a large land package in the area. By 1953 they acquired the Lone Star property from Eugene Mining Co. Attwood opened the old workings and conducted mapping, sampling and a diamond drilling program.
- 1955 - Granby Mining optioned the Richmond and Lone Star from Attwood and conducted a diamond drilling program at the old workings.
- 1959 - an airborne geophysical survey was flown over the Canadian portion of the property by Lundberg Exploration.
- 1961 - Richmond and Lone Star were optioned to Moneta Porcupine who conducted drilling and geophysical surveys.
- 1962 - King Midas Ltd. assembled many of the old Crown-granted claims, carrying out surface and underground exploration on Lincoln and Mabel.
- 1967 - 1970 - Lexington Mines Ltd. acquired the Lexington property and expanded the land package to include all of the current Canadian claims. Lexington Mines Ltd. completed an extensive program of geological, geochemical and geophysical surveys, bulldozer trenching, diamond drilling and underground rehabilitation resulting in the discovery of the Grenoble deposit and others. During this period Silver Standard and Kenogamisis Gold Mines optioned the Richmond, exploring the ground between Richmond and Lone Star properties by drilling and geophysics.
- 1969 - Falconbridge surveyed the Lone Star and claims to the south.
- 1970 – 1971 - Israel Continental conducted a drill program on Richmond and Lone Star properties.
- 1972 -Granby optioned the Lexington property forming a joint venture with Coastal Mining and optioned the Richmond and Lone Star properties. The Lexington received drilling in 1972, Lone Star in 1973-1975 and Richmond in 1976.
- 1974 - Aelenian Resources optioned the Lexington property and drilled in the Grenoble deposit area in 1975.
- 1977-1978 - Granby Mining Co. open pitted the Lone Star property, trucking about 400,000 tons to Phoenix..

- Early 1980's - Azure Resources acquired the Lone Star and conducted surface exploration and drilling in 1981-1985.
- 1979 - Grenoble Energy acquired the key Lexington claims and drove a test adit into the Grenoble deposit in 1980. Twenty underground holes were drilled into the Grenoble deposit from the new workings.
- 1981 - Teck Corp. optioned Grenoble's holdings in addition to the Richmond area claim and completed 47 drill holes by 1983.
- 1989-1991 - U.S. Borax and Kennecott Exploration carried out the last detailed geological mapping and drilling program on the Lone Star, bringing the total number of percussion and diamond drill holes in the Lone Star area to date to in excess of 300.
- 1984 - 1986 - Canadian Pawnee Oil Corp. acquired much of the property on the British Columbia side of the border.
- 1986-1988 - Surface geophysical and geochemical surveys and 33 diamond drill holes were completed.
- 1991 - Britannia Gold Corp. assembled the various holdings into the current property.
- 1993 - 1997 - Britannia Gold conducted a systematic exploration program including data compilation, detailed mapping of the Goosmus Shear Zone, surface induced polarization and magnetometer surveys, underground rehabilitation and mapping, re-logging of previous drill holes, bulldozer trenching and diamond drilling.
- 1992 - Wortman conducted a study of proposed mining methods. A simple mechanized mining system of 27,000 tonnes/year for a mine life of 3-4 years was proposed. An operating cost of $72/tonne and a capital cost of $1.23 million were estimated.
- 1995 - Bren-Mar Resources Ltd. formed a joint venture with Britannia Gold Corp. and together completed a 900 m long decline and 29 underground drill holes in 1996-1997 to assess the Grenoble deposit mineralization. The decline, crosscuts and underground drilling were designed for detailed definition of the ore body geometry, evaluation of grade continuity and assessment of ground stability conditions. Water quality and ARD sampling data was also collected by Britannia.
- April 3, 1997 - a permit was granted to conduct a 2,000 tonne bulk sample on the Grenoble deposit, however, Britannia Gold Corp./Bren-Mar Resources Ltd. did not initiate the bulk sample.

August 2002 - GC acquired the Lexington and Lone Star Properties and optioned the Roberts Creek Mill. Since then GC has:

- compiled and continued with all water quality sampling on the property
- conducted metallurgical testing of the Grenoble deposit at PRA under the supervision of Art Winkers, P.Eng. and Frank Wright, P.Eng.
- compiled the ARD sample data and retained ARD consultant Peri Mehling for direction
- reinterpreted the drill data by P. Cowley P.Geo.
- submitted a dewatering application subsequently granted March 31, 2003
- submitted a 10,000 tonne bulk sample application subsequently granted December 19, 2003,
- arranged for an independent Conceptual Mine Plan by J. McCormick, P.Eng.
- conducted a six hole surface diamond drill program under the supervision of P. Cowley P.Geo., and
- rehabilitated the portal and the initial 25 m of timbering.

In the fall of 2003 GC cancelled the option on the Roberts Creek Mill. Gold City identified a new site for a mill and tailings on GC's Zip mineral claims 9.5 km northeast of the Grenoble deposit.

A geotechnical report on the tailings site was prepared by Klohn-Crippen Consultants Ltd. The mill layout and flowsheet was prepared by Sean Waller, P.Eng. of Knelson Gravity Solutions. A permit application for the mill and tailings facility has been submitted.

7. GEOLOGICAL SETTING

7.1.1. Regional Geology

Fyles (1990) has performed the most recent mapping of the Greenwood district, which was previously mapped by Little (1983) and Church (1986). As the distribution of rocks in the area are controlled by a series of faults, both Jurassic-aged thrust faults and Tertiary-aged extensional and detachment faults, an understanding of the regional and local structure is essential in understanding the geology. Many of the important mineral deposits in the area are directly related to the major tectonic and structural features (Figure 7.1).


LEGEND
GEOLOGY
EOCENE
7 CORYELL AND SCATTER CREEK: ALKALIC PLUTONS
6 PENTICTON GROUP: VOLCANIC AND SEDIMENTARY ROCKS
JURASSIC / CRETACEOUS
5a SHASKET CREEK PLUTONS: ALKALIC INTRUSIONS
5b LEXINGTON PORPHYRY OR DACITE
MIDDLE TRIASSIC
4 BROOKLYN FORMATION: GREENSTONE
PERMIAN
3 ATTWOOD GROUP: PERICRATONIC SEDIMENTARY ROCKS
2 METAMORPHOSED OPHIOLITE SUITE:
2a SERPENTINITE
2b OLD DIORITE
2c KNOB HILL GROUP: METAMORPHIC ROCKS
PROTEROZOIC OR PALEOZOIC
1 METAMORPHOSED CRATONIC ROCKS
1a GRAND FORKS GNEISS
1b TENAS MARY CREEK GNEISS
SYMBOLS
MESOZOIC THRUST FAULT
TERTIARY NORMAL FAULT
MINERAL DEPOSITS
STRUCTURALLY CONTROLLED REPLACEMENT: Au ± Cu, mag, me
DISSEMINATED AND STOCKWORK SULPHIDES: Cu ± Au
COMPOSITE DEPOSITS : Cu ± Au
QUARTZ VEINS: Au ± Cu
PROSPECT
GOLD CITY INDUSTRIES LTD
Lexington Property
Greenwood Mining Division B.C
Geology and Mineral Deposits
Figure 7.1
Date: 06/04
Dwg by: ARR
NO. 7
MABEL
VACHER ZONE
LEXINGTON
TG81 ZONE
GOLDEN CACHE
GRENOBLE MAIN ZONE
CITY OF PARIS
LINCOLN
RICHMOND
NORTHWEST ZONE
LONE STAR
SOUTHWEST ZONE
GOLD DIKE
COMSTOCK
MORNING STAR
CANADA
U.S.A.
BRITISH COLUMBIA
WASHINGTON
0
1000
2000
Metres

Figure 7.1 Geology and Mineral Deposits

SYMBOLS
BED ROCK EXPOSURE
SCHISTOSITY
CLEAVAGES AND JOINTS
GEOLOGICAL CONTACT
TOPOGRAPHICAL CONTOURS
PORTAL UNDERGROUND WORKINGS
TRENCH
BUILDING OCCUPIED UNOCCUPIED
DUMP
PIT
SHAFT
ROAD
PYRITE
CHALCOPYRITE
MALACHITE
CLAIM POST
GEOLOGY OF THE CITY OF PARIS
AND LEXINGTON MINES
B.N. CHURCH (1970)
TERTIARY INTRUSIONS,BIOTITE MESOCRATIC DIORITE / MELANOCRATIC DIORITE
SERPENTINE
QUARTZ PORPHYRY / PYRITIC SELVAGE PHASE
ANDESITIC AND DACITIC VOLCANIC ROCK
LEXINGTON
metres
GOLD CITY INDUSTRIES LTD
LEXINGTON PROPERTY
Greenwood Mining Division
DETAILED GEOLOGY
Around Grenoble Deposit
Figure 7.2
Date: 06/04
Dwg by: ARR

Figure 7.2 Detailed Geology, Grenoble Deposit

Fyles interpreted Paleozoic and Mesozoic rocks as lying in a series of thrust slices above a high grade metamorphic basement developed from the Okanogan gneiss domes, with a general northward dip of lithologies (). The two high grade metamorphic suites in the region are the Grand Folks Gneissic Complex and the Tenas Mary Creek Complex. The Grand Forks Complex is a fault-bounded, uplifted block of cratonic crust lying east of a north-trending normal fault 2 km east of the property. The Tenas Mary Creek complex is an uplifted domal succession that lies 4 km southwest of the property.

Unconformably overlying Okanogan gneiss domes are rocks of the late Paleozoic-aged Knob Hill Group which has a volcanic affinity; composed principally of chert, greenstone and related intrusives and serpentinite. Serpentinite bodies often marking thrusts represent part of a disrupted ophiolite sequence from the late Paleozoic-aged Knob Hill Group. The serpentinite, as lenticular bodies to continuous sheets, often exhibit Fe-carbonate alteration likely associated with the thrusting episode. Clasts of serpentinite in Middle Triassic conglomerate indicate a probable Permian age for the serpentinite. Knob Hill rocks are intruded by the Old Diorite, a hornblende diorite of variable texture, that is cut by many veins and dated as Late Permian or older. The late Paleozoic Attwood Group unconformably overlies the Knob Hill Group. The Attwood Group is composed of sediments and volcanics, chiefly argillite, siltstone, limestone and andesite. The Triassic-aged Brooklyn Formation unconformably overlies the older units and consists of limestone, clastic sediments and pyroclastics. The copper-gold skarns in the area such as Phoenix, Oro Denoro and Mother Lode-Greyhound are hosted in Brooklyn rocks.

A major compressional tectonic event in the Mesozoic resulted in the development of five thrust faults in the region. These generally trend west or west-northwest and dip low to moderately to the north as identified by Fyles (1990) and reflect the influence of the Tenas Mary Creek Core Complex, wrapping around the Complex. The lowest thrust sheet overlies the Tenas Mary Creek Core Complex along the White Mountain Fault 4 km southwest of the property. The hangingwall of this thrust sheet is confined by the No. 7 Fault. The thrust sheet is composed of Attwood Group metasediments and Brooklyn greenstone. The No. 7 Fault also forms the footwall of the second thrust sheet with the Wright Mountain Fault forming the hangingwall. Lithological units in this second thrust sheet are Knob Hill and subordinate Brooklyn Formation. All of the significant mineralization and deposits on the Lexington-Lone Star property are spatially and genetically associated with the No. 7 Fault. The arcuate north to northwest trend of the No. 7 Fault is influenced by the shape and position of the Tenas Mary Creek Core Complex wrapping around the Complex.

Two Mesozoic intrusive episodes are recognized in the area and cut the above units, the Jurassic-aged Lexington Porphyry and Cretaceous-aged Nelson intrusions that form satellites from major batholiths.

Two Tertiary extensional events created two sets of important extensional faults. A series of steep northerly-trending normal faults offset all rock units and includes many major faults, forming graben and horst boundaries. The Republic Graben is bounded to the west by the Bacon Creek Fault. The Beacon Creek Fault seems to terminate just southeast of the Lone Star Mine, but it is speculated that its fault movement continued northward and was taken up and reactivated the No. 7 Fault during Tertiary times. This is a significant point as it demonstrates the northern but modified continuation of the Republic Graben into Canada through the Lexington Property. As the Republic Graben is highly productive in gold in a number of mineralizing styles, the northern continuation into Canada through the Lexington Property demonstrates the high prospectively in the area for similar style gold deposits. To further support the northern extension of the Republic Graben onto the property, the City of Pars vein has been dated by Neil Church at 50 million years, the same age as the epithermal veins in the Republic Graben. The second Tertiary event is shown in steeply dipping northeasterly trending faults with dextral and west side down movement. Commonly in the vicinity of principal Tertiary faults are accompanying lesser faults with smaller sympathetic offsetting.

Tertiary-aged volcanics and sediments unconformably overly older rock units, essentially controlled by the Tertiary-aged faulting. Eocene-aged Scatter Creek diorite dykes and pulaskite Coryell stocks and dykes also intrude older rocks. The hot spring-type epithermal Emanuel Creek gold deposit lies near the paleosurface of the Sanpoil Volcanics subsequently covered by Eocene-aged Klondike Mountain Formation. These units are equivalent to the Marron Formation and overlying Kettle River Formation in Canada (Table 7.1)

Table 7.1   Generalized Stratigraphic Column, after Fyles (1990)

AGE	NAME	MAP SYMBOL	LITHOLOGY
Eocene	Penticton	Epi	Dykes, sills and irregular plutons of pulaskite syenite, monzonite and diorite. (Coryell intrusions)
		Eps	Stratiform units, arkosic, volcaniclastic sediments(Kettle River Formation), flows of andesite, trachyte and phonolite (Marron Formation)
Unconformity			
Cretaceous	Nelson	Qd	Mainly granodiorite and quartz diorite, minor diorite (d) and gabbro (g)
Jurassic	Lexington	Qfp	Quartz feldspar porphyry
Triassic	Brooklyn	TRb	
		TRBv	Fragmental greenstone and related diorite
		TRbl	Limestone, calcareous sandstone, siltstone and conglomerate and skarn
		TRbs	Green and maroon tuffaceous sandstone, siltstone and hornfels
		TRba	Dark gray to black siltstone and argillite
		TRbbx	Chert breccia or sharpstone conglomerate and minor tuff, tuffaceous siltstone, sandstone & breccia & maroon & green limestone-cobble conglomerate
Unconformity			
Carboniferous or Permian	Attwood Group	Pa	
		Paa	Black cherty siltstone and argillite
		Pal	Grey to white limestone, cherty limestone and minor dolomite
		Pav	Andesitic volcanics
	Fault contacts		
	Knob Hill	Pkc	Chert, grey argillite, siliceous greenstone and minor limestone
		Pkv	Greenstone, pillow lava and breccia, amphibolite and minor limestone
		Pkx	Fine chert breccia and conglomerate
		Pkm	Grey and green schist and phyllite , buff to white quartzite, minor crystalline limestone, white dolomite, fine grained calcsilicate gneiss, quartz biotite gneiss and amphibolite
	Serpentinite	sp	Serpentinite and listwanite
	Old diorite	od	Coarse and fine grained hornblende diorite

7.1.2. Property Geology

The geology of the Lexington Property is strongly influenced by the No. 7 Fault. The fault has an arcuate northeasterly trace to the south becoming convex to the northeast with a moderate northeast dip reflecting the underlying influence and shape of the Tenas May Creek Core Complex. Within the 600 m wide No. 7 Fault zone is a predictable sequence. The western limit of the fault zone is marked by a tabular serpentinite, locally called the Lower Serpentinite. A similar sheet, the Upper Serpentinite marks the hangingwall. These two serpentinite units are separated by a 300 m thick package locally termed the "Dacite" unit. Church (1986) describes the "dacite" unit as the Lexington porphyry which he interprets as being injected between these two serpentinite units. The "Dacite" package is composed of a complex assemblage of quartz and quartz-feldspar porphyry, andesitic lapilli tuff and crystal and lithic tuffs. This package is locally intruded by Shasket Creek andesite dykes and sills, Eocene-aged Scatter Creek diorite dykes and Eocene-aged Coryell pulaskite dykes. A detailed geology map centered over the Grenoble deposit is provided in Church (1986).

The key stratigraphic package described above related to the No. 7 Fault Zone persists on both sides of the border although different names are used. The Lower and Upper Serpentinite units remain the same; however, the intervening unit termed "Dacite" on the Canadian side is termed the Upper IV unit (intermediate volcanics and volcaniclastics) on the US side. The Upper IV unit comprises massive intermediate volcanics (andesite-dacite) which are locally porphyritic, foliated, bleached, sheared, silicified and pyritized and generally weakly to highly serpentinized. The Lower Serpentinite unit is underlain by the Lower IV unit.

The Lower Serpentinite is a dark green to black massive aphanitic unit commonly magnetite-rich. The Lower Serpentinite does not appear to be as texturally or compositionally as variable as the Upper Serpentinite. The Upper Serpentinite varies from serpentinized mafic to ultramafic rocks to laminated and massive talc schists with some interbeds of serpentinized intermediate volcanic. The Upper Serpentinite is locally altered to listwanite with minor white quartz veins. The Lower Serpentinite-"Dacite" contact is locally a strong zone of shearing and in the area of Lone Star is accompanied by silicification.

Ebisch (1990, 1991) describes the Upper and Lower Serpentinite on the US side as sub parallel and gently south dipping and locally anticlinal along a north trending axis located over the Lone Star Mine open pit. The east limb dips 20 to 40° eastward.

A number of late north-east to north trending normal faults cut and offset the sequence as much as 250 m. Dykes of Eocene Scatter Creek and Coryell dykes often intrude along these Tertiary faults.

8. DEPOSIT TYPES

The Grenoble deposit has elements of structural and stratigraphic control similar to a porphyry copper deposit. It has been interpreted that the "Dacite" unit at Lexington is within an upper thrust plate that slid over the lower serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate. This thrust would likely be a sub thrust of the No. 7 Fault. The basal part of the "Dacite" unit is a 25 m thick dacitic pyroclastic unit that would tend to shear along bedding planes, thus having an element of favoured stratigraphic control. Furthermore, a low grade gold-copper-molybdenum porphyry system immediately overlies the pyroclastic host of the Grenoble deposit. The similar metal association (excluding the molybdenum) in the Grenoble deposit may represent an end member or partial episode of the modified porphyry systems present here and elsewhere along the 5 km trend of copper-gold mineralization associated with the No. 7 Fault.

9. MINERALIZATION

9.1. Regional

The Greenwood area is a strongly mineralized region, ranking sixth largest in gold production in British Columbia with 1.3 million ounces of gold (Table 9.1). Much of the production was from the Phoenix copper-gold skarn, 9.5 km from the Grenoble deposit of the Lexington Property. The Republic district of northern Washington, USA 45 km south of the claims has produced 2.5 million ounces of gold from epithermal deposits with grades typically better than 17.1 g/t Au. Together with recent exploration discoveries immediately south of the border (approximately 10 new mines discovered in past 20 years including Lamefoot: 2 million tonnes grading 7 g/t Au (mined), Crown Jewel:7.2 million tonnes grading 6 g/t Au (unmined), Golden Eagle:10 million tonnes grading 3.4 g/t Au (unmined)), past production and resources of the area between Greenwood and Republic exceed 7.4 million ounces of gold. Figure 9.1 and Figure 9.2 identify past gold producers and resources in the region. The Republic District is geologically and structurally similar to the Greenwood District. Greenwood District has not received the same amount of exploration activity as the Republic District partly because of unconsolidated land packages in the Greenwood Camp.

Table 9.1 Gold Production in B.C. (Schroeter, 2003)

Rank	Camp	Gold Production
1	Bralorne	4.2 million oz
2	Rossland	2.5 million oz
	Republic	2.5 million oz
3	Hedley	2.5 million oz
4	Eskay Creek	2.3 million oz
5	Premier	2.0 million oz
6	Greenwood	1.3 million oz

There are a number of mineralizing styles and models in the Rebublic/Greenwood Districts. These are:

1. Gold and Copper-Gold Skarns: Fe-Cu massive sulfide/oxide horizon in Brooklyn Fm. Present in all major “skarn” deposits in the district. Examples are:
   a. Phoenix 27 million tonnes @ 0.9% Cu, 1.12 g/t Au
   b. Motherlode 4.2 million tonnes @ 0.8% Cu, 1.3 g/t Au
   c. Crown Jewel (Buckhorn Mtn.) - unmined 7.2 million tonnes @ 6 g/t Au

2. Mesothermal Quartz Veins with Gold (+/- Ag, Pb, Zn). Examples are:
   a. Providence Mine 10,500 tonnes @ 17.5 g/t Au, 4060 g/t Ag
   b. Dentonia 124,000 tonnes @ 9.9 g/t Au
   c. Camp McKinney 125,000 tonnes @ 20.4 g/t Au

3.   Epithermal Quartz Veins commonly in the Republic District and often marked by the paleosurface between the Eocene Marron and Kettle River Formations and the overlying Oligocene Klondike. Examples are:
      a.   Mountain Formation Knob Hill Mine
      b.   Emanuel Creek,
      c.   Union Mine 122,500 tonnes @ 14 g/t Au, 353 g/t Ag,
      d.   Picture Rock Quarry

4.   Cretaceous – Jurassic Alkalic Intrusives with Cu-Au-Ag (+/- PGE's) with a strong spatial association between these intrusives and Jurassic thrust faults. Examples are:
      a.   Lexington-Lone Star alkalic porphyry type mineralization
      b.   Franklin Camp, Sappho cpy rich shears with PGE's and Au
      c.   Golden Crown, Wildrose and Rossland type veins close spaced, parallel, en-echelon veins of gold in massive pyrrhotite-pyrite-chalcopyrite veins & quartz veins. Veins associated with Jurassic intrusives~ 2.5 million oz Au from these veins at Rossland

5.   Gold Mineralization Associated with Serpentinite related to #3, #4 because an association with structure = an association with serpentinite. Known bodies of mineralization have traditionally been small, but often high grade. Examples are:
      a.   Athelstan – Jackpot Property. Gold in massive arsenopyrite + pyrite in listwanite. Historical production 33,000 tonnes grading 5.4 g/t Au
      b.   Grenoble Zone: Indicated Resource 152,000 tonnes grading 13.8 Au equiv. and Inferred Resource 58,300 grading 13.8 g/t Au equiv.

6.   Gold-bearing volcanogenic magnetite-sulfide mineralization. Syngenetic mineralization within the Triassic Brooklyn Formation. Gold bearing massive magnetite and sulfides along the same stratigraphic horizon. At least some of the gold is attributed to a late stage epigenetic (Jurassic or Tertiary) event. Examples are:
      a.   Lamefoot: 2 million tonnes @ 7 g/t Au
      b.   Sylvester K Up to 12 m wide Grade ~ 10 g/t Au, Gold in massive sulfides & in sulfidic footwall

9.2. Property

The property covers a series of former mines, advanced stage deposits with resources, mineral prospects and exploration targets all associated spatially and probably genetically to the No. 7 Fault Zone. Past workers have termed the portion of the No. 7 Fault Zone on the property, the "Goosmus Shear Zone". The mineralized trend runs from the Lone Star Mine and the Northwest Zone in Washington State to the No. 7 Mine in the northwest. The Mabel and Oro prospects occur between the No. 7 and Vasher but lie outside of the Property holdings. This report describes only the mineralization on the Canadian side. Approximately 272 diamond and percussion holes have been completed across the Lexington Property on its multiple targets, prospects and deposits. Underground development has been conducted on the City of Paris, Grenoble deposit, Lexington and No. 7 Mine.


Greenwood Camp
>1.2 million oz gold
produced
Phoenix Pit
Greenwood
Golden Crown
Midway
Lexington
Lonestar
Grand Forks
Christina
Lake
Rossland
Rossland Camp
>2.7 million oz
gold produced
British Columbia
Washington
Chesaw
Kinross' Crown Jewel
40 x 50 Km Area
Total Gold
(Produced and
Resources) >7.4
million ounces
K2
Curlew
Kettle
Orient
Kinross' Emanuel Creek
N
Kettle River Operations
1.2 million oz gold
(production and
reserves)
Key
West
Key East
Lamefoot
Golden Eagle
1.1 million oz
gold reserves
Overlook
0
5
10
Kilometres
Republic District >2.5
million oz gold produced
Republic
Figure 9.1: Historical Golden Triangle
Modified after L. Caron

Figure 9.1 Historical Golden Triangle


Greenwood
Mining
Camp
>5000 oz Au Production
>5000 oz Au Resource
GOLD CITY INDUSTRIES LTD
GREENWOOD MINING CAMP
Past Production and Resource Gold Properties
Figure 9.2
Date: 06/04
Dwg by:ARR
N
Jewel
Northstar
33
BC Mine
Mother Lode
Sunset
Emma
Greyhound
Oro Denoro
Providence
Phoenix Area
>1,000,000 Oz Au Produced
GREENWOOD
Sylvester K
Skylark
Winnipeg Golden Crown
Athelstan
Wildrose
Skomac
GOLD CITY PROPERTIES
MIDWAY
Sappho
Lexington
BC
WASHINGTON
Lonestar
Gold Dyke
Crown Jewel
1.6 million oz
Au Resource
0
4
Kilometres
Comstock
Morning Star

Figure 9.2 Past Production and Resource Gold Properties

Gold and copper are the principal commodities of interest on the property, however, silver, lead, zinc and/or molybdenum are present in some of the deposits. The gold and copper occur in one of three styles of mineralization, all generally thought to be structurally controlled and related to faults and shear zones, stockwork fracture systems and favourable geological contacts.

The primary style of mineralization occurs as somewhat tabular bodies within which are sheeted veins to stockworks of semi-massive to massive pyrite veins and veinlets with subordinate chalcopyrite and magnetite focused at the Lower Serpentinite-Dacite contact. Mineralization can occur in both units although the majority occurs in the Dacite unit. Occasionally, massive pyrite veins are devoid of gold grade. Gold values generally accompany elevated copper values, although petrographic work reveals a different story. According to Church (1986), petrographic ore samples from the Lexington Property show that gold is associated with pyrite on fracture surfaces. Petrographic work by GC identified 10-15 micron size gold within 0.2-0.7 mm pyrite grains, as well as larger gold grains (30 x 100 micron) within interstitial carbonate to sulfides. Late andesite dykes sub parallel to the contact, as well as geometric irregularities in the surface of the lower contact appear to coincide where grade and thickness improve. The principal alteration is silicification and sericitization development in the Dacite unit and talc in the serpentinite unit. Deposits where this style of mineralization is present are Grenoble deposit, TG-81 area, Golden Cache and Richmond Zone.

A second style of mineralization is as disseminated and stockwork fracture-fillings of pyrite and lesser chalcopyrite in the sheared Dacite unit and serpentinite. This style is porphyry-like as dispersed low grade fracture-controlled copper-molybdenum-gold mineralization with accompanying sericite-silicification-pyrite-tourmaline alteration. Two vein populations are present; a quartz-pyrite+/- chalcopyrite-molybdenite veins and veinlets and pyrite-chalcopyrite veinlets. Disseminated pyrite +/- chalcopyrite also accompanies the veining. No potassic or propyllitic alteration zonation has been established. The porphyry copper-gold-molybdenum system appears to be an end member or weakened version of the primary massive vein style described above. The porphyry style mineralization is common at the Grenoble deposit, City of Paris/Lincoln area and the No. 7 Mine.

The third style of mineralization is quartz veins containing pyrite and base metal sulfides with gold and silver values. These deposit types attracted early exploration and production but remain as small targets. This style is present at City of Paris, Lincoln and No. 7 Mine.

Each deposit and prospect is detailed below in geographic order from south to northwest and not necessarily in order of importance.

9.2.1. Richmond/Northwest Zone

Mineralization of the Northwest Zone extends from the Washington State into British Columbia as the Richmond Area. The aerial extent of the Northwest/Richmond Zone is about 180 m long in the north-south direction and about 80 m wide in the east-west direction. The west side of this zone is also eroded away by the North Fork of Big Goosmus Creek. The mineralization at the Northwest/Richmond Zone is focused within the upper portion of the Lower Serpentinite which locally appears to be thrust related. Magnetite is common. Some of the best intercepts in the Northwest Zone appear to coincide with the north-trending antiformal axis marking the top of the Lower Serpentinite in the pit area. An example intercept from the Northwest Zone is 9.14 m @ 4.54 % Cu and 6.9 g/t Au from Azure Resources hole 85-1 at a depth of 79-88 m. An example from the Richmond area on the New St. Maria/Orphan claims is 9.1 m of 1.67% Cu and 5.1 g/t Au from percussion hole R-18 at a depth of 42-51.1 m.

9.2.2. City of Paris and Lincoln

Initially, interest in City of Paris was on a quartz vein in the "Dacite" near its upper contact with the Upper Serpentinite. At the turn of the century production of 1,927 tonnes graded 13.7 g/t Au, 2.11 oz/t Ag and 3.1% Cu. The City of Paris vein is one of two sub parallel discontinuous quartz veins that extend about 450 m in strike extent. The City of Paris vein was dated at 50 million years by Church. This date corresponds to the age of the epithermal gold deposits in the Republic Graben such as K2 and Emmanuel Creek.

At the Lincoln Mine, a tetrahedrite bearing quartz vein returned a few tonnes in 1960 averaging 17.1 g/t Au and 2,874 g/t Ag.

9.2.3. Grenoble Deposit

The Grenoble deposit also known as the Main Zone was discovered in 1969. The zone subcrops on the steep slope above the Grenoble adit. With surface drilling by various groups including GC, the 115 m long 1980 Grenoble adit and its related underground drilling, and the

900 m long 1996 Britannia-Bren-Mar decline and its associated underground drilling, the Grenoble deposit has been defined by 54 surface diamond drill holes and 49 underground diamond drill holes (Figure 9.5**Error! Reference source not found.**). The Britannia-Bren-Mar decline was installed in the massive "Dacite", hangingwall to the Grenoble deposit due to footwall serpentinite rock instability. The position of the decline, however, provided less than optimal drilling of the deposit. Three cross-cuts were placed into or near high grade portions of the deposit. One of the cross-cuts, the 1210 level, is linked to surface by a 50° culvert lined vent raise still well protected and laddered. A second stage raise connects a lower loop of the decline to the 1210 level. The 3.0 m by 3.6 m decline, flooded to about 80 m back from the portal, appears to be in good shape for future use, only requiring dewatering to allow full access. A short sublevel was also installed about 50 m from the portal which exposes some zone material.   This material was mapped and sampled by P. Cowley P.Geo.   The stratigraphic/structural relationships were observed to aid in the refined interpretation by P. Cowley. In October 2003, GC completed a rehabilitation of the portal. The terrain above the portal was contoured back, excessive weight and loose rock removed and two staged ditching installed. The portal entrance was set back about 15 m to stable rock with fresh fir timbering and roof planking installed.

The Grenoble deposit is composed of multiple shallow to moderately dipping overlapping en echelon zones appearing to be confined to a basal pyroclastic unit within the "Dacite" unit. At least eight individual zones have been interpreted by P. Cowley; from bottom to top, A-, A', A, A+, B-, B, B+ and C. These zones range from 1-24 m thick but commonly are 1-6 m thick. The most robust zones are the A and B zones. The series of zones collectively lie within a volume of rock resembling a flattened sinuous cigar. The long axis of the cigar trends 110° and has been traced by drilling for at least 375 m long, 20-60 m wide normal to the long axis and 25 m thick vertically. Drilling beyond the down dip 375 m trace has met with success, indicating the potential to increase resources in that direction. The edges of the zones are gradational, with potential to expand as indicated by the success in drill hole 03GCD-05. The deposit lies at the contact or just above the lower serpentinite unit reflecting its dip at about 25-30° to the northeast. Over 90% of the mineralization is hosted in the Dacite unit, with only minor mineralization in serpentinite. The footwall of the deposit has a sharp tectonic contact of broken and crushed serpentinite and subordinate gouge. It is interpreted that the "Dacite" unit is an upper thrust plate slid over serpentinite and that the Grenoble zones are structural replacement mineralization within the basal part of this upper plate.

The individual zones comprise a congregation of massive sulfide veins, veinlets and disseminations. The massive sulfide veins tend to have a favoured dip of between 20° and 35° towards the northeast, east and southeast. Some of the veins are contact parallel. These orientations were established from the core orientation program implemented during the fall 2003 HQ diamond drilling program (EasyMark method). The veins are predominantly pyrite with subordinate later chalcopyrite.   Magnetite is present in the veins hosted in serpentinite. Chalcopyrite is key as massive pyrite veins alone may be devoid of gold grades. Individual veins range from 0.1 to 200 cm wide but commonly 1-50 cm. The lateral extent of individual veins is not known but each zone is reasonably well defined by multiple overlapping veins. Above B Zone the density and thickness of veins and disseminations gradually decrease upwards in the basal pyroclasitic unit. Sulfide content as disseminated and veinlet pyrite and lesser chalcopyrite decreases from 2-5% sulfide within 1-3 m of a zone to 1-2% sulfide. Copper grades in the individual zones are commonly 1.5% but can reach 9%.


Figure 9.3
GRENOBLE DEPOSIT
SURFACE and UNDERGROUND
DIAMOND DRILLING
Lexington Property
Greenwood Mining Division, B.C.
Scale
0
25
50
100 m
3350 N
3250 N
3150 N
5950 E
6050 E
6150 E
6250 E

Figure 9.3 Grenoble Deposit Surface and Underground Diamond Drilling


SURFACE
1300 m
Grenoble Adit
Decline
1150 m
1100 m
GOLD CITY INDUSTRIES LTD
LEXINGTON PROPERTY
Greenwood Mining Division
GRENOBLE DEPOSIT
LONGITUDINAL SECTION
Figure 9.4
Date: 06/04
Dwg by:ARR
High Grade Gold-Copper Zone
Diorite dykes
Serpentinite, Listwanite
Highly altered volcanic tuffs/flows

Figure 9.4 Grenoble Deposit, Longitudinal Section


Grenoble Deposit
Indicated Resource of 152,600 tonnes @ 13.8 g/t Au equiv.
Inferred Resource of 58,300 tonnes @ 13.8 g/t Au equiv.
Decline
Ore Body
Proposed Development
GOLD CITY INDUSTRIES LTD
LEXINGTON PROPERTY
Greenwood Mining Division
UNDERGROUND DEVELOPMENT on GRENOBLE DEPOSIT
Figure 9.5
Date: 06/04
Dwg by:ARR
PORTAL
VENT RAISE
SUBLEVELS
City of Paris Adit
3460N
3360N
3260N
3160N
5960E
6060E
6160E
6260E

Figure 9.5 Underground Development, Grenoble Deposit

An abrupt change occurs above the basal pyroclastic unit hosting the massive veining. Overlying the pyroclastic unit is a variety of massive porphyritic rocks, feldspar porphyry (FP), quartz-feldspar porphyry (QFP) and quartz porphyry (QP) as well as aphanitic rock of the same intermediate composition. These porphyries are quartz-sericite altered, with partially to fully obliterating textures. In this series of rocks the mineralization resembles typical porphyry copper-molybdenum mineralization. At least two populations of veining occur, quartz-pyrite-chalcopyrite+/- molybdenite, tourmaline veins and later pyrite-chalcopyrite veinlets. Molybdenite occurs as painted surfaces on fracture faces. From the fall 2003 drilling it appears that there are two weakly-developed horizontal zones of molybdenum veining each about 25 m thick. The copper grades are typically about 0.2% from surface to about 125 m in depth in the area of the fall 2003 drilling. Gold accompanies the copper mineralization with values around 250 ppb Au and locally up to 1.5 g/t Au. The aerial extent of this mineralized system covers an area of 900 m by 300 m (B.C. Minfile). The copper zone occurs as a continuum from the City of Paris to the Old Lexington deposit between the Upper and Lower Serpentinites.

Barren post mineral sill-like pulaskite andesitic and diorite dykes intrude and disrupt the continuity of the deposit.

9.2.4. Old Lexington

The Old Lexington deposit is not the principal mineralized deposit despite the use of its name for the property. The deposit comprises large disseminated and fracture-controlled pyrite-chalcopyrite mineralization hosted in the Dacite unit. This is similar to mineralization at Lone Star, Lincoln and City of Paris, and, in the Grenoble deposit, immediately above the high grade replacement-style mineralization.

According to the British Columbia Ministry of Energy, Mines and Resources Minfile database: "The principal mode of occurrence of the main minerals, pyrite and chalcopyrite, is in fractures and disseminations and to a less extent in quartz stockworks. The rock is commonly leached at surface, with fracture faces being coated with limonite and malachite or black manganese oxide. Fractures are strongly developed locally and the intensity of mineralization appears proportional to the relative development of fractures. A statistical study of fractures in the quartz porphyry shows two fracture directions, a dominant direction striking 125 degrees, dipping 55 degrees northeast, and a weaker system striking 160 degrees, dipping 50 degrees northwest, and 101 degrees and dip steeply, respectively. The broadest exposed area of fair to good mineralization is centered about 243 metres north of the City of Paris portal. Smaller areas are found 152 metres south of the Lincoln portal."

9.2.5. TG-81 Area

The TG-81 zone was discovered by Teck Exploration Ltd. drill hole TG-81 in 1981. The blind deposit is located 150 m north of the Grenoble deposit adit and 100 m southeast of the Old Lexington underground workings. The two most attractive intercepts are at a depth of between 75 m and 190 m below surface. The TG-81 Zone is hosted in the Lower Serpentinite near its upper contact with the overlying Dacite. The thickest and highest grade portions form in rolls and structural depressions in the upper contact of the serpentinite. Further drilling is required to define its shape, orientation and extent. Mineralization is structurally controlled replacement magnetite-talc sulfide zones similar to the Grenoble deposit.

Two drill holes in the target returned significant mineralization. TG-81, the discovery hole, encountered 4.8 m grading 16.8 g/t Au and 1.48% Cu. Hole 93-6, 75 m northeast of TG-81 encountered 4.4 m of 28.5 g/t Au and 2.18% Cu. Several other drill holes in the area only intersected low gold-copper values over narrower widths.

9.2.6. Golden Cache

At the Golden Cache, gold and copper mineralization is focused along the sheared Lower Serpentinite-Dacite contact. Bands of massive magnetite and subordinate bands of massive pyrite or altered serpentinite with magnetite characterize the style of mineralization. In 1993 a trench exposed a 2.0 m zone grading 5.0 g/t Au and 2.22% Cu (0.75 m true width). Follow-up drilling in the area of the trenching cut similar mineralization in several localities along the contact. The best intercept averaged 2.2 g/t Au and 0.768% Cu across 0.9 m. Post mineral andesite dykes locally cut this mineralization.

9.2.7. Vasher Zone

A further 250 m north of the Golden Cache lies the Vasher Zone. Gold mineralization is hosted in a foliated albite leucogranite dyke intruding altered serpentinite. The dyke trends 080° and dips 45° north. Low gold values are linked to the most intense zones of silicification, sericite and pyrite. The silicification is in the form of quartz veinlets and silica flooding.

9.2.8. No.7 Mine

The No. 7 Mine forms the last deposit in the string of deposits, mines and prospects on the property. Here, quartz veins are hosted in serpentinite near its contact with the overlying Knob Hill rocks. The veins are discontinuous, lenticular and sheared. The veins vary in thickness from a few cm to 1.5 m, however, may reach 300 m long. Within the veins are assemblages of pyrite-galena-sphalerite, pyrite-chalcopyrite or tetrahedrite. Recorded production of 13,746 tonnes yielded an average of 6.9 g/t gold and 226 g/t silver.

A second low grade gold style of mineralization occurs at the No. 7 Mine. It consists of a pervasively altered and pyritized zone in sheared quartz porphyry and chlorite schist of the Dacite adjacent to serpentinite. There has been insufficient exploration to determine its significance.

10. EXPLORATION

Exploration programs conducted prior to the GC efforts are described in Section 6. Exploration tools used in these investigations include diamond drilling, percussion drilling, mapping, prospecting, trench excavations with mapping and sampling and grid-based soil geochemistry, and magnetics, VLF and IP surveys. Reports are pre-NI 43-101 and do not include sections on sample selection, sampling preparation, procedure, security or other QA/QC issues.

The only exploration program conducted by GC was the fall 2003 diamond drilling program which is described in the next section.

11. DRILLING

11.1.　　　 Pre 2003 Drilling

Details of drilling done prior to 2003 are outlined in Table 11.1.

Table 11.1　　 Summary of Pre-2003 Drilling Campaigns

Year	Diamond Drill Holes	Percussion Drill Holes	Total Metres	Company
1967		R-1 - R-5	457m	Silver Standard
1968	68-1 68-2		289m	Silver Standard
1970		R-6 - R-22	1226m	Silver Standard
1969 - 1970	DDH-1 - DDH-33		5564m	Lexington
1972		P-1 - P-37	2018m	Granby
1974	DDH-34 - DDH-37		336m	Aalenian
		P-74-1 - P-74-13	974m	Aalenian
1976		R-23 - R-34	863m	Granby
1980	UG-1 - UG-20		1056m	Grenoble
1981	T-38 - T-60		4535m	Teck
1982-1983	TG-61 – TG-84		2858m	Teck
1983	TS--85 – TS-87		218m	Teck
1986	L-86-1 - L-86-7		641m	Canadian Pawnee
1987	CP-87-1 - CP-87-9		1039m	Canadian Pawnee
1988	88-1 - 88-17		2783m	Candol
1992	92B1 - 92B6		228m	Britannia Gold
1993	93B1 - 93B13		1862m	Britannia Gold
1996-1997	B96-1 - B97-29		1396m	Britannia Gold
2003	03GCD-1 - 6		905m	Gold City

11.2. Gold City 2003 Diamond Drill Program

GC conducted a diamond drilling program between September 24 and November 4, 2003. Six HQ oriented drill holes were completed for a total of 905 m. The program was supervised by P. Cowley of GC. Core logging and sample selection was performed by Linda Caron, P.Eng., David Makepeace, P.Eng. and P. Cowley, P.Geo.

Drilling was done by Connors Drilling Ltd. of Kamloops, BC using a track-mounted BBS-25Al rig. Drilling was done on a 2-12 hour shift basis.

Core was oriented using the Easymark™ system which allows the measurement of an absolute strike and dip for any given oriented vein, contact or fault. The oriented core provided additional confidence in the interpretation of mineralized zones within the Grenoble deposit.

Drillhole locations were chosen to provide infill drilling on approximately 15 m centers within the Grenoble deposit. Holes 03GCD-01 to 4 were located within the known deposit limits in an area that is targeted for bulk sampling in 2004. These holes intersected the moderately dipping Grenoble deposit. Holes 03GCD-05 and 6 were located approximately 10 m outside the known limits of the deposit.

In addition to increasing the drilling density on the deposit for resource estimation, the drilling was also to provide material for further metallurgical testing.

Drillholes 03GCD-01 through 03GCD-06 encountered two styles of mineralization: 1) pyrite-chalcopyrite-gold mineralization associated with the Grenoble deposit and 2) an overlying a porphyry copper-molybdenum-gold vein system. Details on mineralization are provided in Section 9.

Core recoveries through both porphyry and Grenoble sections were normally >90% and often >95%.

A listing of drill hole composites from all drilling campaigns is located in Appendix A.

12. SAMPLING METHOD AND APPROACH

The following points describe the sampling procedures and steps taken during GC's 2003 diamond drilling program:

- Core was first cleaned, organized and photographed;
- Geotechnical logging was undertaken by a trained technician;
- Core boxes were labeled using scribed aluminum tags;
- Core logging and sample selection was performed by the site geologists (Linda Caron, P.Eng., David Makepeace, P.Eng, and by P. Cowley, P.Geo);
- In areas of porphyry mineralization, sampling intervals were determined by general chalcopyrite abundance. Samples were generally between 1 and 2 m long;
- Because of the close spacing of the 2003 drill holes (within an 80 m x 20 m area) selected intervals were made of higher grade chalcopyrite mineralization which resulted in between 25% and 60% of the porphyry section being sampled;
- Sampling below the porphyry section, within and around the Grenoble deposit, was normally done at 0.5 m intervals but varied depending on similar mineralization characteristics or lithology;
- Core loggers measured and marked the designated "from" and "to" of each interval on the core for specific sample breaks;
- Sample tags were assigned to each interval with a corresponding tag number stapled to the box at the top of each sample;
- Every 19th of 20 sample tags were designated as a GC standard. Splitters retained the standards and placed the entire pouch of the standard into the labeled plastic sample bag in the corresponding tag order;
- Core was logged on site and later transported to the GC's Grand Fork office/facilities for cutting, sample dispatching and storage;
- Prior to cutting, the core was adjusted to identify any important fabrics;
- The core was cut in half, bisecting fabric or vein material evenly;
- Technicians were instructed to place the same side of core back into the box and the other into a labeled clean plastic sample bag;
- Sample bags were placed in address-labeled rice bags, sealed and shipped to Eco Tech Laboratory Ltd. of Kamloops, BC.;
- Sample shipment records were maintained. Records were also kept of sample preparation, analysis requested and the person intended to receive the results;
- Daily visits were made by the site geologists to the core cutting facilities to ensure the quality of the sampling was maintained;
- No samples were cut by an employee, officer, director or associate of GC.

Snowden is satisfied that the 2003 diamond drill samples were collected according to standard industry practices.

13. SAMPLE PREPARATION, ANALYSIS AND SECURITY

No information is available for drilling episodes prior to 2003.

Assay work for GC's 2003 drill program was carried out by Eco Tech Laboratory Ltd (Eco Tech) of Kamloops, BC. GC has all of the original assay certificates for the 2003 drilling.

Eco Tech's sample preparation and analysis procedures were as follows:

- Samples were crushed in their entirety to pass -6 mesh;
- The crushed sample was then split in half;
- Half of the sample was stored for Acid Base Accounting or metallurgical testing and the other half was further crushed to pass -10 mesh;
- A 250 g sub-sample was taken from the -10 mesh material and pulverized to pass -100 mesh;
- A 30 g sample was taken from the -100 mesh material and Fire Assayed (FA) with an Atomic Absorption (AA) finish for gold;
- A 15g sample was also taken from the -100 mesh material for 28 element ICP analysis;
- Selective samples were requested for screen metallic assay to determine the degree of coarse gold present and as a secondary check on samples with greater than 3 g/t gold; and
- Eco-Tech Laboratory Ltd. inserted its suite of standards for QC purposes. Also individual sample batches were subjected to 10-65% repeats (average 30%), 2-4% re-splits and 3-5% internal standards.

14. DATA VERIFICATION

14.1. Gold City Findings

GC has taken the following steps to verify Lexington data:

- P. Cowley performed a detailed log of a section of hole T-45 and quartered the available intercept. Grades were comparably to that in the database. Hole T-45 previously reported a 6.0 m wide zone grading 11.1 g/t Au and 1.61% Cu. GC's quartered core returned 4.6 m grading 13.0 g/t Au and 2.02% Cu.
- GC encountered documentation by Britannia that notes the identification and correction of survey error and inconsistencies in drill hole collar locations within the database.
- Assay certificates have been found for a number of the holes. Unfortunately, no rejects or pulps remain in labs from the historic drilling.
- Inspection of the exposure of the Grenoble deposit in the sublevel by P. Cowley, provided structural/ stratagraphic relationships and mineralization behavior. The six holes drilled in September/October 2003 under the supervision of P. Cowley, provided confirmation of the interpretation and vein orientation populations.

Although GC's attempts at data verification have not been complete, GC maintains a high level of confidence in the data based on their following observations and opinions:

- The information has been gathered by reputable companies such as Britannia Gold Corp., Teck Exploration Ltd., Kennecott Exploration Co., Discovery Consultants and Gold City Industries Ltd.
- GC's site visits have confirmed the property geology.
- The core storage facilities demonstrated orderly cataloguing and the core appears to have been properly handled and representatively split. However, most of the intercepts have been removed from the bank of core facilities.
- Logs are available for most drill holes.
- The digital database is complete.

14.2. Quality Control

GC incorporated a system of Quality Control (QC) in the 2003 diamond drilling program.

The standards material was provided by International Metallurgical Ltd. (IM) of Kelowna, BC. IM received material from the Boston Project in Nunavut. This material was from auriferous quartz veins that have low variability.

Two standards were created,
- a low at 3.01 g/t Au; and
- a high standard at 7.85 g/t Au.

These two standards were chosen because they within the grade ranges encountered at Lexington.

Standards were systematically inserted into the sample stream and sent Eco Tech for analysis. Results of standards are shown in Figure 14.1 and Figure 14.2. The figures show that the Eco Tech gold assays fall well within +/- 25% of the IM standard gold values. The range in copper results is small indicating a high degree of precision with the sampling however, the accuracy can not be determined as the standard copper standard value is unknown (thus is by definition not a standard but rather a repeat).



Figure 14.1   Lexington High Grade Standard



Figure 14.2   Lexington Low Grade Standard

Eco-Tech conducted its own internal QA/QC program.　Individual sample batches were subjected to 10-65% repeats (average 30%), 2-4% re-splits and 3-5% internal standards.　The results were closely monitored by Eco Tech to ensure that biases in assay results were not occurring.

14.3.　　Independent Sampling by Snowden

Snowden reviewed the quality control (QC) protocols from the available documents and at site. Sample reject material was selected subsequent to the site visit, and arranged to be sent from Eco Tech Laboratories to ALS Chemex Laboratories for the purpose of independent check analysis.　Table 14.1 contains the results of the independent check analysis.　Samples 4855 and 5091 are from the Lexington property and 5491 is from Golden Crown.

The original and check assay results appear to be highly variable, however this is an entirely expected result for nuggety vein-style gold deposits.

Table 14.1　　Snowden Independent Sampling Results

Sample #	Eco Tech		ALS Chemex		% Difference	
	Au g/t	Cu %	Au g/t	Cu %	Au g/t	Cu %
4855	17.20	1.47	6.55	1.46	-162.6%	-0.7%
5091	0.19	0.14	0.13	0.12	-46.2%	-18.5%
5491	58.40	1.26	89.6	1.19	34.8%	-5.9%

14.3.1. Assay Certificate Review

GC supplied historical data (assay certificates, survey and QA/QC information, etc) to Snowden for the majority of drill holes on the Lexington property.　Table 14.2 shows the number of drill holes with the various types of supporting documents.　These documents were reviewed and compared with the values in the digital database.

Table 14.2　　Numbers of Drill holes with Supporting Documentation

Logs	Surveyed	Certificates	QA/QC
153	272	42	41

Snowden's review of the assay certificates found that the transfer of data to the digital database was performed accurately and no errors were identified.

15. ADJACENT PROPERTIES

15.1.   Lone Star Property

The report makes periodic references to the adjacent Lone Star Property also owned by GC, particularly since the geology and mineralization related to the No. 7 fault extends southward onto that property in Washington State. There are four mineralized zones on the Lone Star Property, the Lone Star mine, the Pit Zone, the Northwest Zone 400 m northwest of the Lone Star Mine and the Southwest Zone 400 m southwest of the Lone Star Mine. The Lone Star, Pit Zone and Northwest Zone both contain significant copper and gold mineralization. The Southwest Zone has locally high grade gold mineralization.

Reports by McDougall (1993) and Ebisch (1990, 1991) give detailed geology and mineralization at the Lone Star Mine area. Minor mapping was performed by P.B. Read in 1993. No further work has been done on this area since then. Although Britannia Gold applied for permits to drill in the area, lengthy delays in processing prevented the start of the program.

15.2.   Lone Star Mine

The Lone Star Mine was in operation in several phases between 1897 and 1918 and as an open pit from 1977-1978. Mineralization at Lone Star occurs within and just above the Lower Serpentinite unit as massive veins, veinlets and disseminations of chalcopyrite-magnetite-pyrite-gold much like at the Grenoble deposit. The mineralization coincides with the crest of a broad anticline. High grade and low grade copper-gold mineralization still remains at Lone Star.

15.3.   The Pit Zone

The Pit Zone lies within the Upper IV unit (or Dacite equivalent), 10 to 100 m stratigraphically above the Lower Serpentinite contact. The Pit Zone name is somewhat deceptive as it does not include mineralization in the Lone Star Pit but extends east, well beyond the vicinity of the Lone Star open pit. It is projected to intermittently extend from above the Northwest Zone, east of the Lone Star Mine and beyond to the south of the mine, over a north-south total distance of >700 m. In the east-west direction the Pit Zone is to be 300 m wide. The west side of the Pit Zone is eroded away by the North Fork of Big Goosmus Creek. The Pit Zone coincides and mimics the gently south plunging antiform. The Pit Zone mineralization lies immediately east of the open pit where the mineralized zone dips 20-40° eastward, and thickens with depth. The thickness of the higher grade portion is difficult to estimate because of erratic mineralization, but is in the order of 10 to 18 m. It is this portion of the Pit Zone that contains a historic copper +/- gold resource estimated by Kennecott Exploration Co.

The Pit Zone is characterized by stockwork and disseminated sulfides comprising several percent of the rock. Mineralization, as massive sulfide lenses < 1 m thick to minute fracture fills, is associated with fracturing, shearing, silicification (quartz veins) and bleaching. Sulfides are in order of decreasing abundance, pyrite, chalcopyrite, magnetite and bornite. Minor molybdenite mineralization is also present throughout the Pit Zone. Generally, higher copper values co-exist with higher gold values. The mineralization of the Pit Zone appears to be offset by several steep northeast-trending faults. Ebisch (1990, 1991) finds it hard to classify its genesis, suggesting porphyry, volcanogenic and structurally affiliations, but favoured syngenetic deposition along a N70W structure during Permian time, with some remobilization into fold limbs during the Laramide orogeny.   McDougal (1988) suggests that since the mineralization is coincident to the antiformal axis, the mineralization may have been emplaced in fracturing generated from the folding event. Grades appear to decrease away from the antiformal hinge. McDougal does not out rule the possibility of a volcanogenic genesis.

15.4.   Northwest Zone

Mineralization of the Northwest Zone extends from the Washington state into British Columbia as the Richmond Area. The aerial extent of the Northwest/Richmond Zone is approximately 180 m long in the north-south direction and approximately 80 m wide in the east-west direction. The west side of this zone is also eroded away by the North Fork of Big Goosmus Creek. The mineralization at the Northwest/Richmond Zone is focused within the upper portion of the Lower Serpentinite which locally appears to be thrust related. Magnetite is common. Some of the best intercepts in the Northwest Zone appear to coincide with the north-trending antiformal axis marking the top of the Lower Serpentinite in the pit area. An example intercept from the Northwest Zone is 9.14 m grading 4.54 % Cu and 6.9 g/t Au from Azure Resources hole 85-1 at a depth of 79-88 m. An example intersect from the Richmond area on the New St. Maria/Orphan claims resulted in 9.1 m of 1.67% Cu and 5.1 g/t Au from percussion hole R-18 at a depth of 42-51 m.

15.5.   Southwest Zone

Approximately 400 m southwest of the Lone Star Mine and on the western side of Goosmus Creek is the Southwest Zone. The area has a number of old caved adits and shafts, including the Imperial Tunnel, a 250 m long adit driven west from the creek valley. Outcrop is scarce, however, it seems that exploration was focused on the contact between the Lower Serpentinite and the overlying Dacite near the Bacon Creek Fault. Copper mineralization is evident in the dumps. In 1981, Azure Resources reported a 15.2 m intercept of 29.6 g/t Au by percussion drill hole 81-14 at a depth of 76.2 - 91.5 m from this area. Follow-up drilling in Hole 82-6 reported a 19.8 m intercept grading 4.5 g/t Au at a depth of 71.6 - 91.5 m. This should not be considered discouraging as the follow-up drilling of this target to-date has only been by reverse circulation. And, in the case of Emmanuel Creek, its irregular, generally sub vertical, shape made its discovery difficult. Additional work is warranted. The location of this target coincides closely with the Bacon Creek Fault which is the western limit of the Republic Graben. The same structural setting hosts the K2 and Emmanuel Creek epithermal gold deposits.

15.6.   Golden Crown Property

The Winnipeg-Golden Crown Property located 5 km to the northeast of the Lexington Property covers a strong high grade gold vein system similar in nature to that at the Rossland Camp.

The property is underlain by rocks confined to sections of three thrust sheets related to the Jurassic-aged Mt. Attwood, Lind and Snowshoe Thrust Faults. The southern part of the property is underlain by Attwood Group sediments and volcanics, and small Nelson Plutonic plugs preserved in the upper plate of the north dipping Mt. Attwood Fault. Much of the property is underlain by Knob Hill greenstone, serpentinite and multiple diorites preserved in the second, overlying north dipping Lind Creek thrust sheet. A large body of serpentinite in the southeast corner of the property has four northwest trending serpentinite fingers extending from the main mass.   As serpentinites in this district are fault-related, the four fingers probably represent unmapped thrust splays or faults, one of them closely associated and sub parallel with the robust sulfide vein system on the property. In addition, a 50 m thick sub-horizontal undulating serpentinite unit forms the immediate footwall to the vein system and this further demonstrates the strong structural link. As at the Grenoble deposit on the Lexington property, steeper rolls in the upper contact of the serpentinite appear to control wider and richer zones of mineralization on the Golden Crown Property. The third thrust sheet related to the Snowshoe Fault preserves Triassic sediments and pyroclastics of the Brooklyn Formation and sediments and volcanics of the Knob Hill Group in the northeast and northern part of the property.

Surface and underground drilling and a 1.1 km exploration adit have assisted in defining the mineralized system. Between 4 and 7 discrete veins are interpreted by previous workers on the claims, and as many as 10 discrete veins in the structural-mineralized corridor span the Winnipeg, Golden Crown and adjacent Calumet claims. Veins range greatly in sulfide content but generally contain 50-90% sulfides of pyrrhotite-pyrite and lesser chalcopyrite in a quartz gangue. However, quartz veins with very low sulfide content are also present. Both vein types may carry high gold tenor. Veins typically are 1-2 m true width, with local developments to 5 m true width near the serpentinite contact. The veins are generally sub–parallel, closely spaced, trend west northwest, and dip steeply southward.

An independent qualified person (Ford, 1990), performed a resource estimate of 33,700 tonnes at an uncut grade of 34.3 g/t Au (cut grade 18.38 g/t Au) and 1.12% Cu over the Winnipeg, Golden Crown and Calumet claims, the bulk being on the former two claims. This is not a declared resource on that property and should not be relied upon but remains a historic figure (Cowley, 2002).

16. MINERAL PROCESSING AND METALLURGICAL TESTING

16.1.   Previous Metallurgical Test Work – 1982 And 1996

The only recorded metallurgical test work on the Grenoble deposit, prior to the GC's acquisition of the property, are the investigations conducted by Lakefield Research for Teck Exploration Ltd. (1981-82) and investigations conducted by Process Research Associates for Britannia Gold Corp (1996-97).

In 1982 Lakefield Research of Canada Ltd. conducted metallurgical test work for Teck Exploration on two samples - Dacite and Serpentinite. The sample was composed of 21.55 metres of drill core (DDH T-43, T-45, T-46, T-49, and T-54). The Dacite sample appears to be a reasonably representative sample composite (per Paul Cowley, P.Geo.) The Serpentinite sample was composed of 8.2 m of drill core (DDH T-43, T-44, T-47, and T-53). This sample was not representative of the Grenoble/Main Zone deposit, as the majority of the sample was from outside the limits of the deposit (per Cowley).

Head assays of the samples are detailed in the following table:

Sample	Au (g/t)	Cu (%)	Fe (%)	S (%)
Dacite	4.71	1.07	6.56	6.04
Serpentinite	2.32	1.10	24.8	13.2

The Teck samples were investigated using three basic process flowsheets - selective flotation, bulk flotation and cyanidation. Ten flotation tests and 3 cyanidation tests were conducted. The best results were reported from a flotation flowsheet, which consisted of a primary grind of 60% minus 200 mesh, bulk flotation, regrind to 98% minus 200 mesh, and selective flotation of a copper concentrate with pyrite depression.

The best results are summarized in the following table:

Test No.	Sample	Product	Weight %	Assays %, g/t		Distribution %	
				Cu	Au	Cu	Au
9	Dacite	Cu 3rd Cl Conc	3.65	26.2	89.1	92.0	76.8
		Head (calc)		1.04	4.23		
10	Serpentinite	Cu 5th Cl Conc	3.73	25.6	62.3	82.3	65.4
		Head (calc)		1.16	3.55		

Cyanidation tests were conducted on cleaner tails and pyrite concentrates produced during the flotation test program. High leach recoveries of gold, ranging from 78.8% to 89.3%, were obtained.

In 1996 preliminary metallurgical tests were conducted by Process Research Associates, Vancouver (Qi Liu, 1996), for Britannia Gold, on a sample taken from the 170 m decline to the Grenoble deposit. The preliminary test work included:

- Grindability;
- Gravity separation;

- Flotation; and
- Acid-base accounting.

A flowsheet was developed, which included gravity separation (Knelson Concentrator) and flotation.

The head assay of the sample was:

Au (g/t)	Cu (%)	Fe (%)
2.91	0.79	7.56

Based on the 1996 test results, PRA projected metallurgical performance (at open-circuit) as follows:

- The Knelson concentrate contained 2.9% of the total weight and assayed 130 g/t gold, 1.92% copper, and 31.3% iron. Metallurgical recoveries were 76.5%, 6.9%, and 15.3%, respectively.
- The bulk flotation concentrate contained 14.6% of the total weight and assayed 6.70 g/t gold, 4.28% copper, and 22.82% iron. Metallurgical recoveries were 20.0%, 77.9%, and 56.4%, respectively.
- The cleaner flotation concentrate yielded a final copper concentrate containing 2.2% of the total weight and assaying 28.7 g/t gold, 21.1% copper, and 31.2% iron. Metallurgical recoveries were 12.9%, 57.7%, and 11.6% respectively.
- Final bulk flotation tailings contained 3.5% of the gold, 15.2% of the copper, and 28.3% of the iron.

Total gold recovery reached 96.5%. The bulk chalcopyrite/pyrite concentrate recoveries for the copper and iron were 77.9% and 56.4%, respectively.

Additional gravity/flotation tests conducted on a high grade copper and a high grade gold sample obtained from Grenoble deposit diamond drill core, produced similar grades and recoveries.

It should be noted that both the 1982 and 1996 metallurgical sample head grades were much lower than is expected from the bulk of the deposit. The 1982 Dacite sample was taken from the Grenoble adit that only accessed the lower grade upper reaches of the deposit, while the 1982 Serpentinite sample was composited primarily from material outside of the deposit limits. Likewise, the 1996 Britannia sample was from an upper portion of the deposit, prior to development of the decline. The success of the project and additional permitting at that time was contingent on some quick answers from metallurgical and ARD samples.

16.2.   Gold City Industries Ltd. Metallurgical Test Work – 2002 To 2004

In November 2002 GC collected a sample from a raise off a sublevel above the original Grenoble adit. The raise is located in an isolated pod, approximately 30 m northwest of the main mineralization. The mineralization in this area is described as dacite-hosted, conformable to stratigraphy, and massive pyrite, with very little chalcopyrite. This is not considered typical of the rest of the deposit which contains 1-5% chalcopyrite. A 25-kg sample of this material, with an assayed head grade of 6.39 g/t Au, was delivered to Knelson Concentrators' test facility in

Langley, British Columbia, to determine the extent of gravity recoverable gold in the sample. Knelson reported a recovery of 31.2% of the gold by the Knelson concentrator in a single, two-pass test.

In February 2003 the balance of the sample originally shipped to Knelson Concentrators in November 2002, labelled as LEX, and the tailings slurry from the Knelson test conducted in December 2002, labelled as MD3 Tails, was delivered to Process Research Associates Ltd. (PRA) in Vancouver for metallurgical test work, under the supervision of Art Winckers, P.Eng. Subsequently, on April 10, 2003 a composite sample from the 1982 Teck diamond drill core (DDH T-45), which had been re-logged and sampled by Paul Cowley, was delivered to PRA.

Head assays of the samples were as follows:

Sample	Au (g/t)	Cu (ppm or %)	Fe (%)	S (%)
LEX	5.96	6776 ppm	33	33.0
MD3 Tails	4.40	7152 ppm	-	35.2
T-45	10.6	2.21 %	12.43	-

Initial scoping tests were conducted on the LEX and MD3 Tails samples using the same test parameters as had previously been used by PRA in the 1995-96 investigations for Britannia Gold (initial grind to ~ 80% minus 200 mesh, gravity concentration with a Knelson concentrator, following by upgrading of the Knelson concentrate by hand panning, four stages of bulk rougher flotation of the gravity tailings to determine the kinetics of the copper and gold flotation at neutral pH). As the MD3 Tails sample was already a pre-concentrated gravity tails, the sample was subjected directly to four stages of rougher flotation.

A large portion of the sample, 71.2% and 72.2%, respectively, for the LEX and MD3 Tails samples, reported to the rougher concentrate, primarily due to the presence of iron sulfides (pyrite). A mineralogical examination of the first rougher concentrate from the LEX sample confirmed that the sample consisted predominantly of pyrite, with a small amount of chalcopyrite. The liberation of chalcopyrite was at > 98%.

Three additional gravity/flotation tests were performed on the LEX sample material to test:

- A coarser grind (~ 80% minus 107 microns), which gave similar results to the initial test;
- No addition of potassium amyl xanthate (PAX) in the first two stages of rougher flotation, which slowed the flotation of pyrite, improving the copper grade; and
- Flotation under alkaline conditions (pH 10.5), which improved concentrate grade, but at the expense of recovery.

The T-45 material, at an initial grind of 80% minus 94 microns, was subjected to gravity concentration using a Falcon concentrator, followed by hand panning of the gravity concentrate, and rougher flotation test using selective copper and gold collectors in the first stages of rougher flotation, followed by PAX in the last stage of flotation at two different pH's – 10.5 and 8.5. Test results were nearly identical with high recoveries of copper and nearly all of the gold, which was not initially recovered by gravity.

The final test (F7) conducted on the T-45 material in April 2003 investigated cleaning of the rougher concentrate, using four cleaner stages. Test F7 returned a second cleaner concentrate grading 28.6 % copper and 97.26 g/t gold, with copper and gold recoveries of 96.2% and 84.5%, respectively.

Specific gravity of the T-45 composite sample was measured to be 3.084.

In November 2003, GC conducted a six-hole (NQ- sized core) diamond drill program on the Grenoble deposit, designed, in part, to procure representative material for further metallurgical test work. In February 2004 samples of two zones, labelled A and B, comprised of ¼ cut rounds of drill core were shipped to PRA for test work.

The head assays of the Zone A and B samples are tabled as follows:

Sample	Au (g/t)	Ag (g/t)	Cu (%)	Fe (%)	S^{TOT} (%)	S^{-2} (%)
A	17.25	13.8	3.3	19.003	16.79	16.29
B	14.4	4.1	0.92	11.032	10.13	9.76

Separate scoping bench scale tests, based on a similar flowsheet to the F7 test of 2003, returned very similar recoveries and grades. A composite sample comprised of the two zones (A:B ratio = 0.72) was produced for a locked cycle test, as this is believed to represent the blend that would be expected to be mined and processed in commercial production.

In April 2004 a locked cycle test (six cycles, 2 kg per cycle) was conducted at PRA under the supervision of Frank Wright, P.Eng., using the composite sample of Grenoble deposit zone A/B material. The metallurgical balance for the locked cycle test (cycle 6) is tabled as follows:

Cycle 6 – Locked Cycle Test - Lexington – April 5, 2004												
Product	Weight		Assay						Distribution			
	(g)	(%)	Au	Cu	Fe	S^T	S^{-2}	S^{S04}	Au	Cu	Fe	S^T
			(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Gravity Concentrate	3.08	0.16	4,408						52.5			
Flotation Concentrate 3rd Cleaner Conc.	133	6.73	73.4	28.2	34.1	35.1	34.9	0.33	37.8	98.3	18.2	20.4
Flotation Tails 1st Cleaner Scavenger Tails	584	29.5	3.68	0.07	30.7	31.0	30.7	0.56	8.30	2.07	71.7	78.9
Rougher Scavenger Tails	1,260	63.6	0.30	0.02	2.02	0.14	0.10	0.06	1.46	0.66	10.1	0.77
Calculated Head	1,980	100.0	13.1	1.93	12.6	11.6			100.0	100.0	100.0	100.0
Measured Head			**15.0**	**1.90**	**14.1**	**13.1**						

Locked cycle tests indicate a distribution, on a dry weight basis, of:

- •6.7% of the weight to a chalcopyrite/gold concentrate,
- •29.3% of the weight to a pyrite (cleaner) tailing,
- •64.0% of the weight to the bulk tailing.

Metallurgical recoveries of both copper and gold from the locked cycle test were high (over 98%), with a copper concentrate grade of 28.2%. Gold recoveries from the gravity concentrate, the copper concentrate and the pyrite tails (1st cleaner scavenger tails) at 52.5%, 37.8%, and 8.3%, respectively.

The proposed process flowsheet for the Grenoble ore is a straightforward gravity/flotation circuit comprised of: primary/secondary crushing; grinding to a target 80% passing 105 micron; gravity concentration, followed by rougher flotation on the gravity tails, followed by re-grinding and 3-staged cleaner flotation of the rougher concentrate, with recycling of the scavenger concentrate back to the rougher circuit.

17. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Resource block model estimates were generated by Snowden from first principles using data supplied by GC. The steps involved geological modeling, statistical and grade continuity analysis, followed by Au and Cu grade estimates into a 3D block model. The resource estimate has been classified using the logic required by CIM guidelines (2000).

Details of key assumptions, parameters and methods are provided below.

17.1.   Available Data

GC provided Snowden with located assay and lithological data from 272 surface and underground diamond drill holes in the form of Excel spreadsheet tables. Snowden imported collar location, assay, lithological and survey data directly from these tables into a Gemcom mining software database. Lithological codes were standardized to maintain consistency between drill campaigns.

17.2.   Geological Interpretation

As described in Section 9, the Lexington mineralization consists of numerous sub-horizontal sulfide lenses within a dacite host rock. GC has named the individual lenses in a series commencing from the basal serpentinite contact as: A-, A', A, A+, B-, B, B+, and C respectively. GC's composites were coded to reflect the lens nomenclature. Lens A' does not contain sufficient data to allow confident interpretation. The composites were imported into Gemcom tables and their locations were used to create lens surfaces. The drillhole database was then interrogated to identify any additional assays that related to the interpreted lenses.

The footwall and hanging wall positions of all identified composites were used to modify the surfaces of the various lenses. The new surfaces were used to code a 3D block model.

17.3.   Compositing

The method generated 152 composites for each drillhole and lens intersection (Appendix A). These range in length from 0.3 m to 10.5 m for an average length of 2.5 m (Figure 17.1).



Figure 17.1   Log Probability Plot of Composite Lengths

17.4.   Basic Statistics

Basic statistics for gold and copper are shown in Figure 17.2 to Figure 17.15. It can be seen that the data levels for several of the lenses is very low with less than 30 composites in lenses A+ B- B+ and C.

17.4.1. Gold Composites

Gold grades range from a minimum of 0.48 g/t in the A+ lens to a maximum of 88.3 g/t in the A- lens (Figure 17.2 to Figure 17.8). Average gold grades range from 5.32 g/t in the C lens to 14.27 g/t in A+. In lenses with sufficient data, it can be seen that distributions are positively skewed, with relatively few high grade outliers, but some evidence of mixed populations. The lack of high grade outliers is reflected in the relatively low coefficients of variation (COVs), with the highest value of 1.4 in lens A-.

Grade caps of 71.32 g/t, 39.78 g/t, 53.27 and 36.04 were assigned to lenses A-, A, A+ and B respectively, to reduce the impact of high grade outliers on the resource estimate. These values were established by comparing the average grades of the capped population with the Sichel estimate of mean grade derived for the uncapped population.


Log Histogram for Au
Domain A-
Points: 41
Weights: 41
Mean: 13.288
Std Dev: 18.600
Variance: 345.946
CV: 1.400
Skewness: 2.806
Geom Mean: 7.382
Log-Est Mean: 12.761
Maximum: 88.3171
75%: 14.093
50%: 6.3563
25%: 4.183
Minimum: 0.823
Frequency (% of 41 points)
Au (g/t)
Log Probability Plot for Au
Domain A-
Cumulative Probability (%)
Au (g/t)

Figure 17.2 Log Histogram and Log Probability Plot for Gold, Lens A-


Log Histogram for Au
Domain A
Points: 45
Weights: 45
Mean: 8.940
Std Dev: 8.462
Variance: 71.602
CV: 0.946
Skewness: 2.745
Geom Mean: 6.710
Log-Est Mean: 8.822
Maximum: 41.559
75%: 9.053
50%: 6.721
25%: 3.772
Minimum: 1.2414
Frequency (% of 45 points)
Au (g/t)
Log Probability Plot for Au
Domain A
Cumulative Probability (%)
Au (g/t)

Figure 17.3 Log Histogram and Log Probability Plot for Gold, Lens A


Log Histogram for Au
Domain A+
Points: 15
Weights: 15
Mean: 14.267
Std Dev: 17.516
Variance: 306.809
CV: 1.228
Skewness: 1.678
Geom Mean: 7.560
Log-Est Mean: 15.722
Maximum: 53.2719
75%: 9.1877
50%: 5.8156
25%: 4.012
Minimum: 0.476
Frequency (% of 15 points)
Au (g/t)
Log Probability Plot for Au
Domain A+
Cumulative Probability (%)

Figure 17.4 Log Histogram and Log Probability Plot for Gold, Lens A+


Log Histogram for Au
Domain B-
Points: 7
Weights: 7
Mean: 8.863
Std Dev: 8.303
Variance: 68.938
CV: 0.937
Skewness: 1.935
Geom Mean: 6.651
Log-Est Mean: 8.909
Maximum: 26.1688
75%: 7.269
50%: 4.6005
25%: 3.429
Minimum: 3.29
Frequency (% of 7 points)
Au (g/t)
Log Probability Plot for Au
Domain B-
Cumulative Probability (%)

Figure 17.5 Log Histogram and Log Probability Plot for Gold, Lens B-


Log Histogram for Au
Domain B
Frequency (% of 31 points)
Au (g/t)
Points: 31
Weights: 31
Mean: 10.201
Std Dev: 9.823
Variance: 96.487
CV: 0.963
Skewness: 2.046
Geom Mean: 7.545
Log-Est Mean: 9.797
Maximum: 38.6121
75%: 9.65
50%: 6.231
25%: 4.115
Minimum: 3.292
Log Probability Plot for Au
Domain B
Cumulative Probability (%)
Au (g/t)

Figure 17.6 Log Histogram and Log Probability Plot for Gold, Lens B


Log Histogram for Au
Domain B+
Frequency (% of 4 points)
Au (g/t)
Points: 4
Weights: 4
Mean: 5.062
Std Dev: 1.354
Variance: 1.834
CV: 0.268
Skewness: 1.421
Geom Mean: 4.938
Log-Est Mean: 5.097
Maximum: 6.995
75%: 4.801
50%: 4.6113
25%: 3.84
Minimum: 3.84
Log Probability Plot for Au
Domain B+
Cumulative Probability (%)
Au (g/t)

Figure 17.7 Log Histogram and Log Probability Plot for Gold, Lens B+


Log Histogram for Au
Domain C
Points: 9
Weights: 9
Mean: 5.320
Std Dev: 3.037
Variance: 9.224
CV: 0.571
Skewness: 0.552
Geom Mean: 4.301
Log-Est Mean: 5.948
Maximum: 11.316
75%: 6.682
50%: 5.829
25%: 2.949
Minimum: 0.686
Frequency (% of 9 points)
Au (g/t)
Log Probability Plot for Au
Domain C
Cumulative Probability (%)
Au (g/t)

Figure 17.8 Log Histogram and Log Probability Plot for Gold, Lens C

17.4.2. Copper Composites

Copper composites at Lexington range from a minimum of 0.02% in lens B to a maximum of 10.36% in lens B (Figure 17.9 to Figure 17.15). Average grades range from 0.71% in lens B+ to 1.95% in lens B. In lenses that contain sufficient data, it can be seen that distributions are positively skewed with few high grade outliers. As a result, COVs are low, reaching 1.37 in lens B.

Investigation of copper statistics confirmed that capping of grades is not required.


Log Histogram for Cu
Domain A-
Points: 40
Weights: 40
Mean: 1.847
Std Dev: 1.506
Variance: 2.269
CV: 0.815
Skewness: 1.454
Geom Mean: 1.362
Log-Est Mean: 1.879
Maximum: 6.93
75%: 3.0287
50%: 1.31
25%: 0.78
Minimum: 0.31
Frequency (% of 40 points)
Cu (%)
Log Probability Plot for Cu
Domain A-
Cumulative Probability (%)
Cu (%)

Figure 17.9 Log Histogram and Log Probability Plot for Copper, Lens A-



Figure 17.10   Log Histogram and Log Probability Plot for Copper, Lens A



Figure 17.11   Log Histogram and Log Probability Plot for Copper, Lens A+


Log Histogram for Cu
Domain B-
Points: 7
Weights: 7
Mean: 1.591
Std Dev: 1.032
Variance: 1.065
CV: 0.649
Skewness: 0.551
Geom Mean: 1.276
Log-Est Mean: 1.709
Maximum: 3.3
75%: 1.917
50%: 1.54
25%: 0.58
Minimum: 0.4
Frequency (% of 7 points)
Cu (%)
Log Probability Plot for Cu
Domain B-
Cumulative Probability (%)
Cu (%)

Figure 17.12 Log Histogram and Log Probability Plot for Copper, Lens B-


Log Histogram for Cu
Domain B
Points: 31
Weights: 31
Mean: 1.949
Std Dev: 2.669
Variance: 7.123
CV: 1.369
Skewness: 2.300
Geom Mean: 0.919
Log-Est Mean: 2.284
Maximum: 10.36
75%: 1.83
50%: 1.0394
25%: 0.4146
Minimum: 0.02
Frequency (% of 31 points)
Cu (%)
Log Probability Plot for Cu
Domain B
Cumulative Probability (%)
Cu (%)

Figure 17.13 Log Histogram and Log Probability Plot for Copper, Lens B


Log Histogram for Cu
Domain B+
Points: 4
Weights: 4
Mean: 0.711
Std Dev: 0.289
Variance: 0.084
CV: 0.407
Skewness: -1.348
Geom Mean: 0.651
Log-Est Mean: 0.748
Maximum: 0.98
75%: 0.79
50%: 0.7731
25%: 0.3
Minimum: 0.3
Frequency (% of 4 points)
Cu (%)
Log Probability Plot for Cu
Domain B+
Cumulative Probability (%)
Cu (%)

Figure 17.14 Log Histogram and Log Probability Plot for Copper, Lens B+


Log Histogram for Cu
Domain C
Points: 9
Weights: 9
Mean: 1.471
Std Dev: 1.355
Variance: 1.837
CV: 0.922
Skewness: 1.771
Geom Mean: 0.979
Log-Est Mean: 1.743
Maximum: 4.6
75%: 1.62
50%: 0.91
25%: 0.5662
Minimum: 0.1
Frequency (% of 9 points)
Cu (%)
Log Probability Plot for Cu
Domain C
Cumulative Probability (%)
Cu (%)

Figure 17.15 Log Histogram and Log Probability Plot for Copper, Lens C

17.5. Geostatistical Analysis

Snowden's Supervisor™ software was used to evaluate the continuity of gold and copper mineralization. Individual lenses contain insufficient data for reliable analysis, so Snowden elected to group data from all lenses. The parameters derived from this analysis were subsequently applied to the individual lenses.

The study aimed to describe continuity in three dimensional space by obtaining variogram fans as follows: (1) a horizontal fan used to define the strike direction, (2) an across-strike vertical fan used to define the dip angle and (3) a dip-plane fan to determine the plunge direction within the dip plane. The dip-plane fan was used to determine the direction of maximum continuity (whether along strike, down dip, or plunging toward another direction) (Figure 17.16). From this

analysis it is possible to describe the direction of greatest grade continuity as Direction 1, with the Directions 2 and 3 describing the intermediate and minor orientations.



Figure 17.16   Continuity Analysis Conventions

Due to the relatively small amount of data, Snowden elected to model the variograms for the median indicator grades.

17.5.1. Gold

The study of grouped data revealed that maximum grade continuity (Direction 1) plunges -26° toward 96° (Figure 17.17).   The figure shows contours of variance: blue, green, and red contours indicating low, moderate, and high variance, respectively.   The modeled variogram in this direction is displayed in Figure 17.18.   This direction is consistent with the structural orientation of the lenses.   Plots for the other directions are provided in Appendix B.

The maximum range of continuity along Direction 1 is 35 m.   Direction 2 was found to be -14° toward 193°, with a maximum range of 20 m.   The third axis, Direction 3 is -60° toward 310° and exhibits a maximum range of 9 m.   The Maximum: Intermediate anisotropy ratio is therefore 1.75, and the Maximum: Minor anisotropy ratio is 3.89.



Figure 17.17   Dip Plane Contoured Continuity Plot for Gold



Figure 17.18   Direction 1 Variogram for Gold

17.5.2. Copper

The variography analysis of copper revealed the Direction of maximum continuity to be -29° towards 118° (Figure 17.19), with a maximum range of 15 m (Figure 17.20). Plots for the other directions are provided in Appendix B. Direction 2 was found to be plunging at -5° toward 211°, with a maximum continuity range of 12 m. Direction 3 is oriented at -60° towards 310°, with a maximum range of 10 m. The Maximum: Intermediate anisotropy ratio is therefore 1.25, and the Maximum: Minor anisotropy ratio is 1.5.



Figure 17.19   Dip Plane and Contoured Continuity Plot for Copper



Figure 17.20   Direction 1 Variogram for Copper

17.6.   Resource Estimate

17.6.1. Summary of Estimate

The Ordinary Kriging method of interpolation was used to estimate gold and copper block grades at Lexington. Gemcom mining software was used for estimation of grades into a 3D block geological model of the lenses. Separate grade models were generated for each of the seven interpreted mineralized lenses. Grade caps were applied to gold composites in lenses A- , A, A+ and B prior to estimation to restrict the influence of high grade outliers.

A gold equivalent block model was calculated by manipulating the gold and copper block grades according to the formula AuEq = Au + (Cu X 10,000)/4569.712. The factor used in this formula was derived from the following metal prices:

Au = $380/oz or $11.08195/gram
Cu = $1.10/oz or $0.00243/gram

Recoveries of both metals were assumed at 100% and no factoring for anticipated net smelter returns was made.

17.7. Block Model Setup

Figure 17.21 describes the block model setup. Gemcom's definition of the model origin is the maximum elevation of the lower left (southwest) corner of the model. The model was not rotated.


Edit Block Model Project
General
Geometry
Levels
Origin
X
5900
Y
3100
Z
1275
Number of blocks
Columns
100
Rows
60
Levels
225
Block sizes
Column
5
Row
5
Level *
1
Z Irregularly spaced
Orientation
Rotation **
0
* Is default size if irregular
** Around origin anti-clockwise
The block model origin is at the lower left of the block model.
OK
Cancel

Figure 17.21 Block Model Definition

The surfaces that describe the contacts of the lenses were used to code the block model. The surface to partial block option was used so that the volumes of the relatively narrow lenses are represented accurately. All blocks within the seven lenses were targeted for grade estimation.

17.7.1. Kriging Parameters

The interpolation parameters for kriged estimates of gold and copper are summarized in Table 17.1 and were developed from the variogram models. Identical variography models were applied to estimates for all seven lenses.

Table 17.1   Kriging Parameters

Element	Search (m)	Direction	Dip/Dip Direction	Nugget	Sill 1	Range 1 (m)	Sill 2	Range 2 (m)	Sill 3	Range 3 (m)
Au	35 20 9	1 2 3	-26-->096 -14-->193 -60-->310	0.2	0.39	15 15 7	0.17	25 20 8	0.24	35 20 9
Cu	15 12 10	1 2 3	-29-->118 -05-->211 -60-->310	0.2	0.38	10 5 5	0.24	15 10 10	0.18	15 12 10

Contacts between the mineralized lenses were treated as "hard" boundaries for grade restriction. This meant that the high grade composites within each of the seven mineralized lenses were only available for certain coded blocks and not allowed to smear grade into zones of interburden.

Up to two passes were used to estimate block grades in each lens. The first pass used search radii that were equal to the maximum ranges of the variograms. Kriging variance values from this pass were written into a block model to assist in classification. A second pass was completed with larger ranges to estimate any uninformed blocks that remained from the first pass. No kriging variance values were written to the model during the second pass so that all blocks interpolated during the second pass were automatically classified as Inferred.

All passes used a minimum of 2 composites and a maximum of 12. For all passes, blocks were discretized into an array of 3 x 3 x 3 points.

17.7.2. Classification

The classification of Lexington resources incorporated the confidence in: drillhole data; geological interpretation; data distribution, and variogram ranges. The model was coded to identify Indicated and Inferred blocks according to CIM 2000 guidelines.

Blocks were initially tagged by block variance to reflect the relative data spacing. Those having a block variance of 1.0 or less were classified as Indicated while those with block variances of 0 or greater than 1.0 were classified as Inferred. The classification was then reviewed on-screen for reasonableness and any blocks informed by just 1 drillhole were downgraded to Inferred status.

Figure 17.22 is a plan view displaying classified blocks for the A- lens. Red blocks are classified as Indicated and green blocks as Inferred. The values are the gold composites specific to that lens.



Figure 17.22 Plan View of Classified Resources, Lens A-

17.7.3. Validation

The reasonableness of block grade models was validated using 3 methods:

- Visual comparisons of block and composite grades in section and plan;
- Global comparison of mean model and input grades; and
- Validation plots by easting, northing, and elevation to compare the mean input and block grades on a series of parallel plans and sections throughout the deposit.

The visual comparison of block and composite grades on sections and plans showed a good correlation between the input data and output values. No obvious discrepancies were noted.

The global mean block gold and copper grades were compared to the global mean of declustered input grades (Table 17.2). In lenses with a significant number of composites the difference between the declustered input grade and the model grades is less than 10% which Snowden considers to be reasonable.

Table 17.2　　　Global Validation Statistics

	Mean Block Grades		Mean Comp Grades -Decl		% Difference		# of Comps
Lens	Au -g/t	Cu -%	Au -g/t	Cu -%	Au	Cu	
C	6.18	0.98	5.32	1.47	16.2%	33.2%	9
B+	5.25	0.75	5.06	0.71	3.7%	5.6%	4
B	9.55	1.54	9.91	1.88	3.6%	17.8%	31
B-	7.16	1.58	8.86	1.59	19.2%	0.6%	7
A+	12.96	1.49	13.95	1.62	7.1%	8.3%	15
A	9.14	1.62	8.94	1.78	2.2%	9.1%	45
A-	12.75	1.87	12.98	1.85	1.8%	0.7%	41

Mean block grades and mean composite grades for gold and copper were plotted on a series of sections and plans to allow comparison of the estimates with the informing data . Plots for gold are shown in Figure 17.1 to Figure 17.25. Plots for copper are located in Appendix C. It was found that the trend of block grades generally honors the trend of input grades, but is smoothed as expected due to the kriging process. Portions of the graphs where the block grades deviate from the input grades are generally associated with areas of low data and this is considered acceptable for an early-stage resource estimate..



Figure 17.23　Model Validation Plot for Gold – by Easting



Figure 17.24 Model Validation Plot for Gold –by Northing



Figure 17.25 Model Validation Plot for Gold –by Elevation

17.8.   Density

In 2003, GC completed a total of 20 density measurements on lengths of core from holes 03GCD-01 to 04. Densities were determined by the water immersion method. The upper and lower 2.5th percentiles were ignored to eliminate outliers. The average of the remaining density values is 3.27 g/cc and this average value was applied to all of the mineralized lenses.

17.9.   Reporting Of Tonnes and Grades

The classified Mineral Resource at Lexington's Grenoble deposit is presented in Table 17.3 based on a gold equivalent cutoff grade of 6 g/t.

Table 17.3   Grenoble Deposit Classified Resource Estimate for a 6 g/t AuEq Cutoff

Classification	Tonnes	Grade		
		AuEq g/t	Au g/t	Cu %
Measured	-	-	-	-
Indicated	152,600	13.8	10.3	1.6
Mea + Ind	152,600	13.8	10.3	1.6
Inferred	58,300	13.8	10.2	1.7

At a cutoff grade of 6 grams gold equivalent/tonne, the currently defined Indicated Mineral Resource at Lexington is 152,600 tonnes at grades of 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t. Inferred Resources are estimated at 58,300 tonnes grading 10.2 g/t Au and 1.7% Cu or a gold equivalent of 13.8 g/t above the same gold equivalent cutoff grade.

Gold equivalent grades were calculated using the following metal prices and formula:

Gold Price = $380/oz or $11.08195/gram;
Copper Price = $1.10/lb or $0.00243/gram; and
Gold Equivalent (AuEq) = Au + (Cu X 10,000)/4569.712

Appendix D contains detailed tables summarizing the resource totals at various metal cutoff grades.

18. OTHER RELEVANT DATA AND INFORMATION

Relevant data and information has been presented under Section 6: History regarding the advancement of the Grenoble deposit potential development. The reader is encouraged to refer to that section in addition to the comments below.

It is important to note that the project did not progress beyond spring 1997 for a number of reasons.

- Prevailing low gold prices until spring 2002 have made the project unattractive.

- The Britannia-Bren/Mar joint venture ran into difficulties with participation and financing. The two companies were in dispute which was finally arbitrated and settled with a Settlement Agreement dated November 14, 1997. The Settlement Agreement terminated the joint venture. Britannia purchased Bren-Mar's earned interest for was $50,000 and 50,000 Britannia shares, leaving Britannia with 100% of the property subject to the underlying royalties.

- By 1996 Britannia had a strong land position in other jurisdictions including Peru and Mexico. The direction and interest of Britannia shifted away from Canada. Later, when the metal and stock prices had disintegrated for a prolonged time, Britannia changed business into the Hi-Technology sector.

- During Britannia's advancement of the project, the company was faced with British Columbian government procedures, staff and position that appeared non-supportive of the success of the operation. Britannia/Bren-Mar proceeded appropriately as advised by consultants and criteria set initially by government policy, however, the group ran into resistance in permitting particularly surrounding Acid Rock Drainage (ARD) issues as this mineralization is massive sulfides. The group started with an application of 10,000 tonne sample, was modified to a 200 tonne sample in order to facilitate metallurgical and ARD testing and then ended in an application for a 20,000 TPY to mine and mill through Roberts Creek mill. The final application went to 3rd draft but stalled in fall 1996. Requests for additional samples, kinetic tests and changing criteria on permissible "Potential Neutralizing Ratio" frustrated the group.

- •GC applied and was granted December 19, 2003 a permit for a 10,000 tonne bulk sample from the Grenoble deposit. GC is required to maintain an ARD sampling program during the bulk sample removal.

19. CONCLUSIONS

The Greenwood area is a strongly mineralized region, ranking sixth largest in gold production in British Columbia with 1.2 million ounces of gold. Much of the production was from the Phoenix copper-gold skarn, 9.5 km north from the Grenoble deposit of the Lexington-Lone Star Property. The Republic Graben district of northern Washington, USA extending for the US border to Republic, some 45 km long has produced 2.5 million ounces of gold from epithermal deposits with grades typically better than 17 g/t Au. The new Emanuel Creek discovery of Echo Bay/Kinross Gold Corp. lies less than 17 km from the southern limits of the property.

The geological setting of the Lexington Property is dominated by a major 600 m wide tectonic shear zone, the No. 7 Fault. The property covers a series of former mines, advanced stage deposits, mineral prospects and exploration targets all associated spatially and probably genetically to the No. 7 Fault Zone. Gold and copper are the principal commodities of interest on the Property in a variety of mineralizing styles. The primary style of mineralization occurs as relatively tabular bodies of semi-massive to massive pyrite (+/- magnetite) veins and veinlets with subordinate chalcopyrite carrying significant gold and copper focused at the Lower Serpentinite-Dacite contact. Porphyry copper-molybdenum-gold mineralization also exists in the trend.

The most advanced deposit is the Grenoble deposit composed of multiple shallow to moderately dipping overlapping en echelon zones appearing to be confined to a basal pyroclastic unit within the "Dacite" unit. At least eight individual zones have been interpreted. These zones range from 1-24 m thick but commonly are 1-6 m thick. The zones collectively resemble a flattened cigar shape. The long axis of the cigar trends 110° and has been traced by drilling for at least 375 m long, 20-60 m wide normal to the long axis and 25 m thick vertically.

At a cutoff grade of 6 grams gold equivalent/ tonne, the currently defined Indicated Mineral Resource at Lexington's Grenoble deposit is 152,600 tonnes grading 10.3 g/t gold and 1.6% copper or a gold equivalent of 13.8 g/t. Inferred Mineral Resources are estimated at 58,300 tonnes grading 10.2 g/t Au and 1.7% Cu or a gold equivalent of 13.8 g/t at the same gold equivalent cutoff grade.

The resource estimate was generated by the Ordinary Kriging method using composites of diamond drill hole data supplied by GC.

Potential exists to expand the resources on the property. Drilling has not closed off the down dip extents of the Grenoble deposit. Also, the lateral edges of the Grenoble Zone have not been fully closed off. Repetitions of the mineralization are targets worth considering – for example the TG-81 zone located 150 m north of the Grenoble deposit, at a depth of 75-190 m, hosts similar mineralization and grade. Two drill holes in this target had returned significant mineralization and are not included in the resource estimate.

20. RECOMMENDATIONS

The Lexington Property is an advanced stage gold-copper project with potential to identify additional mineral resources. GC propose to focus on the continued evaluation of the Grenoble deposit, the most advanced deposit on the property, which could lead to production in the near term.

In Snowden's opinion, infill drilling in various areas of low data density could increase the definition of mineral continuity, and thereby potentially upgrade Inferred resources to Indicated.

Snowden also recommends additional density determinations of all of the interpreted lenses.

GC propose a phased program of drilling in 2004 to define additional resources on the Lexington Property and bulk sampling. In Phase I, drilling will focus on the edge definition of the Grenoble deposit, the down dip projection of the deposit and around the TG-81 target. A program of 3,000 m is proposed. The cost of Phase I is estimated to be $380,000 and is itemized below. In Phase II a 10,000 tonne bulk sample is proposed and is estimated to cost $1,830,000. The timing of Phase II will be contingent on the results of Phase I.

Phase I: Drill Program to Expand Resources Cost Estimates

Direct Drilling Costs	$200,000
Wages and Consultants	$80,000
Assays	$35,000
Room and Board	$15,000
Equipment Rental	$5,000
Field Supplies	$10,000
Report	$15,000
Contingency	$20,000
Total	$380,000

Phase II: Bulk Sample & Feasibility Study Cost Estimates

Dewatering Decline	$100,000
Mining Equipment – Rental Purchase	$315,000
Surface Equipment – Rental Purchase	$215,000
Mining	$450,000
Mill Processing	$300,000
Transport	$100,000
General & Administration	$250,000
Feasibility Study	$100,000
Total	$1,830,000

21. REFERENCES

Ball, M., – 1995. Notice of Work for Underground Development on the Lexington Property 1995 for Britannia Gold Corp., May 26.

Ball, M., – 1995. Results of Water Analyses on the Lexington Property 1995 for Britannia Gold Corp., May 26.

Ball, M., – 1995. Results of Acid-Base Accounting Analyses on the Lexington Property 1995 for Britannia Gold Corp., June 14.

Betmanis, A.I., – 1983. Assessment Report on Diamond Drilling on the Goosmus Group of Mineral Claims, Greenwood Mining Division, May 26.

Butler, S.P., and Ronning P. – 1994. Report on the 1993 Lexington Project for Britannia Gold Corp., February 15.

Butler, S.P., – 1996. Notice of Work for Underground Development of up to 25,000 T.P.Y. of Ore on the Lexington Property and Metallurgical Processing at the Roberts Creek Mill Site for Britannia Gold Corp., March 25.

Butler, S.P., – 1996. Application for Tailings Impoundment Development and Mill Operation of 20,000 T.P.Y. of Ore at the Roberts Creek Mill for Britannia Gold Corp., April 9.

Butler, S.P., – 1996. Application for Underground Development of 20,000T.P.Y of Ore on the Lexington Property for Britannia Gold Corp., April 15.

Butler, S.P., – 1996. Application for Tailings Impoundment and Mill Operation of 20,000 T.P.Y of Ore at the Roberts Creek Mill for Britannia Gold Corp., May 13.

Butler, S.P., – 1997. Assessment Report on the Lexington Property for Britannia Gold Corp., February 25.

Caron, L., - 1999. Summary Technical Report and Recommended 1999 Work Program, Golden Crown Property, for Century Gold Corporation, March 22.

Caron, L., - 1999. June-July 1999 Trenching Program Summary, Golden Crown Property, for Century Gold Corporation.

Church, B.N., - 1970. Report on the Lexington Property: in Geology, Exploration and Mining in British Columbia, pp.413-427.

Church, B.N., - 1971. Lexington: in Geology, Exploration and Mining in British Columbia, pp.376-379.

Church, B.N., - 1986. Geological Setting and Mineralization in the Mount Attwood – Phoenix Area of the Greenwood Mining Camp, BCDM Paper 1986-2.

Church, B.N., - 1995. Mineral Potential of the Okanagan – Similkameen – Boundary Area (82E, 82L/SE, SW, 92 H/SE, NE, In Geological Fieldwork 1994, British Columbia Geological Survey Branch, Paper 1995-1.

Church, B.N., - 1997. Metallogeny of the Greenwood Mining Camp, for CIM presentation, Vancouver, Spring 1997.

Cowley, P.S., -2002. Geological Report, Lexington-Lone Star Property, September 16.

Daughtry, K.L., - 1994. Report on the Lexington- Lone Star Project for Britannia Gold Corp., March 25.

Daughtry, K.L., - 1995. Revised Report on the Lexington- Lone Star Project for Britannia Gold Corp., July 6.

Daughtry, K.L., - 1997. Report on Work in Progress at the Lexington Project, for Britannia Gold Corp., April 16.

Daughtry, K.L., - 1997. Report on Work in Progress at the Lexington Project, for Britannia Gold Corp., May 26.

Ebisch, J.F., - 1990. Geology and Mineralization at the Lone Star Property, Ferry County, Washington and Greenwood Camp, B.C. for Kennecott Exploration Company, February.

Ebisch, J.F., - 1991. Lone Star Project Report, Ferry County, Washington, January.

Ebisch, J.F., - 1991. Geology of the Lone Star Property, Ferry County, Washington, for Northwest Washington Geological Society Meeting, July.

Fyles, J.T., - 1990. Geology of the Greenwood – Grand Forks Area, British Columbia, NTS 82E/1,2, British Columbia Geological Survey Branch, Paper 1990-25.

Kyba, B.W., - 1984. Assessment Report on Geological, Geochemical and Geophysical Surveys and Trenching On the No. 7 Property, Greenwood Area, Greenwood Mining Division, B.C., December 17.

Little, H.W., - 1983. Geology of the Greenwood Map area, British Columbia, GSC Paper 79-29.

Liu, Q., - 1996. Preliminary Metallurgical Testing of Samples from the Lexington Deposit for Britannia Gold Corp., Process Research Associates, February 9.

McDougall, J.J., - 1988. Report on Richmond - Lone Star, Greenwood Mining Division and Ferry County for Kassan Resources Inc., January 14.

McDougall, J.J., - 1993. Report on Lone Star Copper-Gold Property, Ferry County, Washington for Britannia Gold Corp., March 10.

McElroy, R., - 1995. Lexington Project – Disposal of Tailing from Bulk Sampling/Processing Test, Fluor Daniel Wright Ltd. Letter to Britannia Gold Corp., July 21.

Makepeace, D., - 2001. Geological Report, Boundary Project, for Gold City Industries Ltd., April.

Moss, R.D., - 1988. Report on the 1988Diamond Drill Programme Lexington Copper-Gold Property, Greenwood Mining Division for Candol Developments Ltd., May 20.

Miller, R.E., - 1994. Phoenix Gold Resources Ltd. Summary Report on Phoenix Gold Claims, for Sookochoff Consultants Inc., August 31.

MINFILE, - 2001. B.C. Mineral Property Database, Geological Survey Branch – Mineral Resources Division, Ministry of Energy, Mines and Petroleum Resources.

Olsen, M.T., - 1980. Report on Tailings Disposal, Boundary Falls Project, Greenwood, B.C. for Roberts Mines Ltd., May 1.

Page, R.P., - 1982. Interim Report on the Grenoble/Lexington Properties, Greenwood Mining Division for Teck Exploration Limited, February 24.

Peatfield, G.R., - 1978. Geological History and Metallogeny of the 'Boundary District', Southern British Columbia and Northern Washington, PhD Thesis, Queen's University, June.

Pitman T. and Chambers, R.W., - 1996. Boundary Falls Tailings Facility Geotechnical Design for Britannia Gold Corp., May 14.

Price, W.A. and Errington, J.C., - 1995. ARD Guidelines for Mine Sites in British Columbia, Mine Review and Permitting Branch of Ministry of energy, Mines and Petroleum Resources, January.

Price, W.A. and Koyanagi, V.M., - 1995. ARD Review of the Lexington Main Zone Development Proposal, Draft Memorandum to Joe Seguin, Inspector of Mines, Ministry of Energy, Mines and Petroleum Resources, August 2.

Read, P.B., - 1993. Structural Geology of Lone Star and Lexington Properties for Britannia Gold Corp., July 5.

Rescan Engineering Ltd., - 1996.   Britannia Gold Corp. Lexington Project, Order of Magnitude Cost Estimate for Britannia Gold Corp., July.

Robert, M., - 2003. Lexington Gravity-Flotation Laboratory Testing. Prepared by Process Research Associates Ltd. for Gold City Industries Ltd. Project No. 0302202, September 24, 2003.

Shearer, J.T. and McClaren M., - 1991. Summary Report on the Lexington (City of Paris, Lexington and Lincoln Claims) for Britannia Gold Corp., December 20.

Shearer, J.T. and Butler S.P., - 1992. Diamond Drilling and Trenching Report on the Lexington Project Vasher Zone, Lincoln/T-50 Area and Main Zone (City of Paris, Lexington and Lincoln Crown Grants), May 20.

Shearer, J.T., - 1993. Geological and Magnetometer Summary Report on the Lexington Project (City of Paris, Lexington and Lincoln Claims and Vasher Zone Lot 1095 Notre Dame des Mines), April 1.

Wortman, D., - 1992. Grenoble Project – Preliminary Mining Study for Britannia Gold Corp., April 3.

Wyslouzil, D.M. and Sarbutt, K.W., - 1982. An Investigation of the Recovery of Copper and Gold from samples submitted by Teck Corporation by Lakefield Research of Canada Ltd., April 19.

Wyslouzil, D.M. and K.W. Sarbutt, 1982. An Investigation of the Recovery of Copper and Gold from samples submitted by Teck Corporation. Progress Report No. 1. Lakefield Research of Canada Limited – Project No. L.R. 2541, December 29, 1981.

Wyslouzil, D.M. and K.W. Sarbutt, 1982. An Investigation of the Recovery of Copper and Gold from samples submitted by Teck Corporation. Progress Report No. 4. Lakefield Research of Canada Limited – Project No. L.R. 2541, April 19, 1982

22. CERTIFICATE AND CONSENT OF AUTHORS

CERTIFICATE OF AUTHOR

Neil R. Burns, P.Geo.,
1090 West Pender Street, Suite 720
Vancouver B.C.
Tel: (604) 683-7645
Fax: (604) 683-7929
Email: nburns@snowden-ca.com

I, Neil R. Burns, M.Sc., P.Geo., am a Professional Geoscientist employed as a Resource Geologist by Snowden Mining Industry Consultants, 1090 West Pender Street, Vancouver, B.C.

I graduated with a Bachelor of Science degree in Earth Sciences from Dalhousie University, Halifax, NS in 1995. Subsequently I obtained a Master of Science degree in Mineral Exploration from Queen's University in 2003. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I have worked as a geologist for a total of eight years since graduating with my bachelor's degree.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of Section 17 of the technical report titled Technical Report Lexington Property, Greenwood, British Columbia, Canada, dated June 21, 2004 (the "Technical Report"), and I have not visited the site.

I have not had prior involvement with the property that is the subject of the technical report.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in the report, the omission to disclose which makes this report misleading.

I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated at Vancouver, British Columbia, this. 21st day of June, 2004

[SIGNED]
Neil R. Burns, M.Sc., P.Geo.

CERTIFICATE OF AUTHOR

Paul S. Cowley, P.Geo.
207-270 West 1st Street
North Vancouver, B.C.
Telephone: 604-983-2996
Email: cowleypgeo@hotmail.com

I, Paul S. Cowley, P.Geo. do hereby certify that:

1.   I am currently employed as a Consultant by: Gold City Industries Ltd., Suite 550- 580 Hornby Street, Vancouver, B.C., V6C 3B6. Telephone: 604-682-7677. Email: www.gold-city.net

2.   I graduated with Honours with a Bachelor of Science degree in Geology, from University of British Columbia, Canada, in 1979.

3.   I am a registered Professional Geologist with the Northwest Territories Association of Professional Engineers, Geologists and Geophysicists, Registration Number L445, since October 5, 1989.

4.   I am a registered Professional Geoscientist with the association of Professional Engineers and Geoscientists of the Province of British Columbia, Canada, Registration Number 24350, since June 1999.

5.   I have worked as a geologist for a total of 23 years since my graduation from university.

6.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7.   I am responsible for the preparation of Sections 3-16 and 18 of the Technical Report on the Lexington –Property dated June 21, 2004 (the "Technical Report") relating to the Lexington Property. I visited the Lexington Property numerous times between August 20, 2002 and June 3, 2004.

8.   I have been involved with the fall 2003 drilling program on the property that is the subject of the Technical Report.

9.   I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.   I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101. I am an Insider of Gold City Industries Ltd., being the Vice President of Exploration and Director. I also hold common shares and options with Gold City Industries Ltd.

11.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Vancouver, B.C. this 21st day of June, 2004.

[SIGNED]_____
Paul S. Cowley, P.Geo.

CONSENT OF QUALIFIED PERSON

Neil R. Burns, P.Geo.
1090 West Pender Street, Suite 720
Vancouver B.C.
Tel: (604) 683-7645
Fax: (604) 683-7929
Email: nburns@snowden-ca.com

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Neil R. Burns, M.Sc., P.Geo., do hereby consent to the filing of the report titled Technical Report Lexington Property, Greenwood, British Columbia, Canada, prepared for Gold City Industries Ltd. dated 21st day of June, 2004

Dated at Vancouver, British Columbia this 21st day of June, 2004

[SIGNED]_____
Neil R. Burns, M.Sc., P.Geo.

CONSENT OF QUALIFIED PERSON

Paul S. Cowley, P.Geo.
207-270 West 1st Street
North Vancouver, B.C.
Telephone: 604-983-2996
Email: cowleypgeo@hotmail.com

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Paul S. Cowley, P.Geo., do hereby consent to the filing of the report titled Technical Report Lexington Property, Greenwood, British Columbia, Canada, prepared for Gold City Industries Ltd. dated 21st day of June, 2004

Dated at Vancouver, British Columbia this 21st day of June, 2004

[SIGNED]_____
Paul S. Cowley, P.Geo.

Appendix A -Composites

HOLE-ID	FROM	TO	LENGTH	AU_COMP	CU_COMP	LOCATIONX	LOCATIONY	LOCATIONZ	LENS
03GDH-01	126.0	126.6	0.61	6.23	2.44	6,112	3,250	1,202	C
03GDH-01	133.6	134.5	0.90	8.16	1.04	6,112	3,249	1,194	B
03GDH-01	138.8	140.1	1.31	9.19	0.79	6,111	3,249	1,189	A+
03GDH-01	144.0	148.6	4.57	28.68	1.17	6,110	3,248	1,182	A
03GDH-01	151.5	152.8	1.27	6.28	1.47	6,109	3,248	1,176	A-
03GDH-02	129.5	133.4	3.85	6.23	0.39	6,088	3,261	1,202	B
03GDH-02	135.3	136.7	1.46	4.60	1.03	6,087	3,260	1,197	B-
03GDH-02	140.8	144.4	3.64	6.09	2.26	6,085	3,259	1,191	A
03GDH-02	146.6	148.0	1.38	2.90	4.41	6,084	3,258	1,186	A-
03GDH-03	141.0	143.5	2.51	8.22	0.51	6,093	3,274	1,188	A
03GDH-04	137.9	138.6	0.68	4.79	0.70	6,110	3,271	1,196	B
03GDH-04	151.6	153.8	2.24	5.82	1.53	6,108	3,269	1,181	A+
03GDH-04	158.1	159.2	1.11	8.37	0.86	6,108	3,269	1,176	A
03GDH-04	166.6	167.0	0.35	4.78	0.61	6,106	3,268	1,167	A-
03GDH-05	93.1	95.5	2.44	3.04	0.81	6,066	3,268	1,222	C
03GDH-05	112.6	113.0	0.44	3.29	3.30	6,063	3,268	1,203	B-
03GDH-05	116.7	121.1	4.42	19.08	3.59	6,062	3,268	1,197	A
03GDH-05	123.7	125.6	1.81	18.93	3.22	6,061	3,268	1,191	A-
03GDH-06	84.8	85.9	1.08	3.84	0.98	6,051	3,288	1,217	B+
03GDH-06	87.9	88.7	0.82	3.71	0.27	6,052	3,288	1,214	B
03GDH-06	95.5	96.0	0.52	3.59	0.35	6,052	3,288	1,207	A+
B93-1	123.7	124.3	0.65	13.80	0.02	6,139	3,219	1,197	B
B93-1	139.0	139.7	0.70	6.70	0.24	6,139	3,219	1,182	A
B93-2	152.0	157.2	5.15	3.55	0.92	6,133	3,248	1,172	A
B93-3	185.6	186.0	0.40	0.48	1.63	6,258	3,194	1,147	A+
B93-3	232.8	233.2	0.38	2.60	2.10	6,258	3,194	1,100	A-
B96-1	15.3	16.5	1.20	5.52	1.73	6,006	3,308	1,215	A
B96-10	12.0	14.0	2.00	9.05	0.93	6,123	3,245	1,178	A
B96-11	4.0	7.5	3.50	3.91	0.84	6,156	3,249	1,164	A
B96-11	9.9	11.0	1.15	13.24	4.03	6,158	3,246	1,162	A
B96-11	19.5	20.6	1.10	16.43	0.97	6,163	3,239	1,158	A-
B96-12	15.0	16.0	1.00	4.08	1.99	6,133	3,244	1,180	A+
B96-13	16.0	20.3	4.30	18.70	1.68	6,134	3,241	1,178	A+
B96-15	21.9	22.9	1.00	8.47	1.21	6,186	3,240	1,153	A+
B96-15	32.7	33.7	1.00	8.74	3.61	6,179	3,233	1,154	A
B96-16	36.7	38.7	2.00	6.77	1.56	6,209	3,199	1,148	A-
B96-16	42.5	43.0	0.50	6.52	6.93	6,206	3,196	1,148	A-
B96-17	39.1	40.0	0.90	9.53	1.78	6,209	3,199	1,158	A
B96-17	42.0	43.0	1.00	7.48	0.83	6,207	3,197	1,158	A
B96-17	45.0	47.6	2.60	11.79	2.12	6,204	3,194	1,159	A
B96-18	39.3	48.3	9.00	7.15	1.84	6,227	3,182	1,146	A
B96-19	40.1	41.2	1.05	8.20	1.42	6,231	3,186	1,136	A-
B96-2	71.9	72.5	0.60	9.65	10.36	6,016	3,287	1,219	B
B96-3	20.2	27.1	6.90	53.27	4.03	6,138	3,235	1,176	A+
B96-3	27.1	31.2	4.10	1.24	1.19	6,135	3,231	1,178	A
B96-4	20.0	30.5	10.50	11.62	3.14	6,136	3,233	1,172	A
B96-5	9.9	16.9	7.00	7.69	1.09	6,142	3,243	1,169	A
B96-5	23.1	24.5	1.40	8.08	0.73	6,137	3,234	1,169	A-
B96-6	3.0	6.0	3.00	8.57	0.86	6,154	3,250	1,165	A
B96-6	17.0	20.8	3.80	6.36	3.17	6,157	3,237	1,160	A-
B96-7	0.0	5.2	5.20	5.11	0.81	6,153	3,252	1,165	A
B96-8	20.0	21.2	1.20	14.09	1.31	6,121	3,235	1,173	A-
B96-9	9.4	13.8	4.40	16.59	4.85	6,123	3,245	1,175	A-
B96-9	13.8	20.0	6.20	3.69	1.50	6,122	3,240	1,177	A
B97-21	20.5	21.4	0.90	5.21	0.78	6,253	3,208	1,127	A-
B97-22	43.6	49.0	5.40	6.07	0.86	6,242	3,169	1,145	A
B97-22	70.5	71.6	1.05	6.28	1.22	6,225	3,152	1,143	A-
B97-22	72.9	74.9	2.00	6.17	1.92	6,223	3,150	1,143	A-
B97-23	39.4	40.4	1.00	3.43	1.91	6,248	3,175	1,139	A
B97-23	55.9	58.3	2.35	88.32	3.03	6,236	3,163	1,136	A-
B97-24	51.4	52.4	1.00	12.21	1.14	6,271	3,198	1,096	A-
B97-25	36.5	37.5	1.00	3.16	0.32	6,252	3,179	1,130	A-
B97-27	37.0	37.6	0.60	1.96	0.31	6,289	3,178	1,114	A-
B97-28	44.5	45.0	0.50	4.32	0.44	6,266	3,180	1,120	A-
B97-28	54.0	54.9	0.84	4.18	1.02	6,259	3,178	1,114	A-
B97-29	50.6	51.4	0.80	7.65	2.26	6,268	3,157	1,123	A-
CP87-1	64.0	64.9	0.91	3.46	0.92	5,987	3,313	1,220	A
CP87-2	85.0	86.0	0.91	7.00	0.79	6,043	3,298	1,218	B+
CP87-2	89.6	92.4	2.74	11.24	1.67	6,043	3,298	1,212	B

HOLE-ID	FROM	TO	LENGTH	AU_COMP	CU_COMP	LOCATIONX	LOCATIONY	LOCATIONZ	LENS
CP87-3	92.1	95.0	2.89	7.69	0.64	6,042	3,327	1,214	B
CP87-4	107.9	108.8	0.91	1.30	4.47	6,034	3,317	1,195	A-
CP87-6	71.6	73.5	1.83	7.34	2.55	6,016	3,298	1,219	B
CP87-6	80.8	81.7	0.92	4.25	0.46	6,016	3,298	1,211	A
CP87-6	89.0	89.8	0.76	6.52	3.12	6,016	3,298	1,203	A-
CP87-7	81.1	82.0	0.91	8.92	0.68	6,026	3,316	1,213	B
CP87-8	124.4	125.3	0.91	4.77	0.30	6,102	3,283	1,198	B
CP87-9	102.7	103.6	0.92	4.77	1.53	6,072	3,284	1,209	B
CP87-9	121.9	123.7	1.82	1.01	3.08	6,072	3,284	1,189	A-
CP88-11	143.0	144.0	1.00	24.62	0.54	6,160	3,233	1,183	B
CP88-11	164.5	165.6	1.10	52.12	0.00	6,160	3,233	1,161	A-
CP88-12	172.0	173.0	1.00	3.74	0.25	6,177	3,229	1,156	A
CP88-12	178.0	181.0	3.00	25.21	1.22	6,177	3,229	1,149	A-
CP88-13	183.0	186.0	3.00	4.01	0.57	6,197	3,230	1,143	A-
CP88-14	162.0	164.0	2.00	5.30	0.45	6,196	3,216	1,163	A+
CP88-14	169.0	171.0	2.00	8.69	0.64	6,196	3,216	1,156	A
CP88-15	102.0	103.0	1.00	11.32	0.10	6,097	3,248	1,210	C
CP88-15	111.0	115.0	4.00	9.61	0.60	6,097	3,248	1,199	B
CP88-15	123.0	124.0	1.00	5.62	0.58	6,098	3,249	1,189	A+
CP88-15	128.0	130.0	2.00	6.72	0.94	6,098	3,249	1,183	A
CP88-2	133.0	135.0	2.00	3.43	0.11	6,137	3,234	1,188	B
CP88-2	144.0	146.0	2.00	51.78	5.38	6,137	3,234	1,177	A+
CP88-2	148.0	153.0	5.00	13.05	2.31	6,137	3,234	1,172	A
CP88-3	130.0	131.0	1.00	3.46	0.65	6,113	3,236	1,188	A+
CP88-3	137.0	143.0	6.00	4.89	1.05	6,113	3,236	1,178	A
CP88-3	147.0	148.0	1.00	71.32	0.61	6,113	3,236	1,171	A-
DH-1	43.3	44.2	0.90	3.77	7.85	5,955	3,298	1,239	B
DH-11	79.2	80.2	1.00	4.12	2.50	5,978	3,287	1,244	B
DH-13	94.8	101.5	6.70	6.89	1.40	6,031	3,310	1,204	A
DH-18	55.8	56.4	0.60	0.69	4.60	6,027	3,222	1,241	C
DH-21	141.7	146.6	4.90	33.59	3.81	6,138	3,236	1,179	A+
DH-26	177.4	180.4	3.00	5.83	1.78	6,247	3,182	1,149	A
DH-33	163.1	164.0	0.90	2.81	7.20	6,153	3,250	1,164	A
DH-35	30.5	31.1	0.60	1.71	5.00	5,950	3,289	1,230	A
DH-36	96.0	97.5	1.50	4.46	0.77	6,078	3,281	1,217	C
DH-36	107.9	111.3	3.40	12.26	1.21	6,078	3,281	1,204	B
DH-36	116.1	117.3	1.20	3.43	0.40	6,078	3,281	1,197	B-
DH-37	99.1	100.6	1.53	13.89	2.46	6,042	3,282	1,198	A
DH-37	105.8	107.3	1.52	21.72	3.33	6,042	3,282	1,191	A-
DH-4	195.1	198.1	3.00	5.83	0.91	6,092	3,285	1,220	C
DH-4	213.4	222.5	9.10	4.73	1.25	6,082	3,273	1,205	B
DH-4	222.5	225.6	3.10	12.69	2.37	6,079	3,270	1,201	B-
DH-4	234.7	237.7	3.00	39.78	2.70	6,074	3,263	1,192	A
P74-2	12.2	15.2	3.00	6.69	1.62	5,965	3,289	1,261	C
P74-9	18.3	21.3	3.00	4.12	0.43	5,951	3,318	1,247	B
T-38	159.0	160.0	1.00	2.95	1.42	6,169	3,253	1,189	C
T-38	187.0	189.5	2.50	3.05	0.59	6,165	3,248	1,161	A
T-40	162.0	165.0	3.00	3.70	0.81	6,192	3,184	1,162	A-
T-41	165.0	170.3	5.30	5.85	0.90	6,206	3,202	1,159	A
T-41	179.2	182.3	3.10	5.04	1.32	6,206	3,202	1,146	A-
T-43	156.0	159.0	3.00	4.53	0.38	6,178	3,238	1,172	B
T-43	170.1	172.0	1.90	10.94	1.46	6,178	3,238	1,158	A-
T-45	132.0	135.0	3.00	4.60	0.58	6,104	3,255	1,194	B-
T-45	144.0	150.0	6.00	11.08	1.61	6,102	3,254	1,181	A
T-45	150.0	159.0	9.00	4.58	0.92	6,101	3,253	1,174	A-
T-46	153.0	156.0	3.00	6.72	0.87	6,118	3,272	1,172	A
T-49	104.5	105.0	0.55	34.53	4.57	6,091	3,240	1,206	B
T-49	118.3	120.0	1.70	4.01	0.41	6,091	3,241	1,192	A+
T-49	126.4	127.0	0.60	8.88	0.79	6,091	3,241	1,184	A-
T-51	210.0	211.8	1.80	4.36	0.36	6,293	3,190	1,116	A-
T-53	238.0	238.4	0.40	0.82	3.82	6,329	3,132	1,079	A-
T-54	184.0	190.0	6.00	4.40	0.99	6,316	3,116	1,124	A-
T-56	235.5	235.8	0.30	17.21	1.35	6,351	3,108	1,082	A-
U-1	31.7	36.6	4.90	38.61	9.70	6,014	3,288	1,222	B
U-12	35.4	39.2	3.80	36.04	2.53	6,015	3,287	1,218	B
U-16	3.7	5.2	1.50	4.87	1.10	5,973	3,308	1,235	B
U-16	11.3	14.1	2.80	3.50	1.83	5,980	3,307	1,231	B
U-16	15.6	18.8	3.20	7.27	1.54	5,984	3,307	1,228	B-
U-16	21.9	24.7	2.80	4.80	0.30	5,989	3,306	1,225	B+

HOLE-ID	FROM	TO	LENGTH	AU_COMP	CU_COMP	LOCATIONX	LOCATIONY	LOCATIONZ	LENS
U-16	28.2	31.1	2.90	3.29	0.11	5,994	3,305	1,222	B
U-17	6.6	14.6	8.00	4.12	1.01	5,976	3,303	1,232	B
U-2	37.1	44.6	7.50	4.61	0.77	6,023	3,298	1,218	B+
U-2	47.2	51.1	3.90	5.54	0.41	6,030	3,297	1,215	B
U-2	63.6	65.6	2.00	6.65	0.23	6,044	3,295	1,208	A+
U-20	17.2	19.0	1.80	8.57	1.21	5,970	3,314	1,228	A
U-20	40.5	44.4	3.90	3.77	0.98	5,990	3,311	1,216	A
U-20	55.6	57.7	2.10	41.56	9.13	6,003	3,309	1,209	A
U-20	57.7	61.2	3.50	1.47	0.35	6,005	3,309	1,207	A
U-20	61.2	62.4	1.20	43.69	0.50	6,007	3,309	1,206	A-
U-4	14.6	18.9	4.30	26.17	1.92	5,940	3,335	1,246	B-
U-4	23.2	28.0	4.80	15.37	1.04	5,936	3,341	1,251	B
U-5	18.9	22.6	3.70	8.14	3.10	5,944	3,338	1,248	B
U-8	22.0	25.7	3.70	6.68	0.57	6,006	3,292	1,229	C

Appendix B Variography





(Downhole) -70-->095: 50% Continuity for Au
All
Gamma (0.250)
Pair Counts
Sample Separation (m)

(Direction 1) -26-->096: 50% Continuity for Au
All
Gamma (0.250)
Pair Counts
Sample Separation (m)

(Direction 2) -14-->193: 50% Continuity for Au
All
Gamma (0.250)
Pair Counts
Sample Separation (m)

(Direction 3) -60-->310: 50% Continuity for Au
All
Gamma (0.250)
Pair Counts
Sample Separation (m)





Appendix C –Validation Plots for Copper







Appendix D -Resource Estimate Summary Tables

| MEASURED AND INDICATED RESOURCES LEXINGTON BY AUEQ CUTOFFS | | | | | | | | | | | |
| MEASURED | | | | INDICATED | | | | MEASURED + INDICATED | | | |
CUTOFF	TONNES	AUEQ	AU	CU	TONNES	AUEQ g/t	AU g/t	CU %	TONNES	AUEQ g/t	AU g/t	CU %
15	0	0.0	0.0	0.0	43,100	23.8	19.0	2.2	43,100	23.8	19.0	2.2
10	0	0.0	0.0	0.0	90,200	17.6	13.4	1.9	90,200	17.6	13.4	1.9
8	0	0.0	0.0	0.0	128,300	15.1	11.3	1.7	128,300	15.1	11.3	1.7
6	**0**	**0.0**	**0.0**	**0.0**	**152,600**	**13.8**	**10.3**	**1.6**	**152,600**	**13.8**	**10.3**	**1.6**
4	0	0.0	0.0	0.0	158,300	13.5	10.1	1.6	158,300	13.5	10.1	1.6
3	0	0.0	0.0	0.0	158,600	13.5	10.1	1.6	158,600	13.5	10.1	1.6
0.01	0	0.0	0.0	0.0	158,600	13.5	10.1	1.6	158,600	13.5	10.1	1.6

| INFERRED RESOURCES LEXINGTON BY AUEQ CUTOFFS | | | | |
| INFERRED | | | | |
CUTOFF	TONNES	AUEQ g/t	AU g/t	CU %
15	19,900	22.0	17.0	2.3
10	34,900	17.7	13.1	2.1
8	47,900	15.3	11.3	1.8
6	**58,300**	**13.8**	**10.2**	**1.7**
4	61,900	13.3	9.8	1.6
3	61,900	13.3	9.8	1.6
0.01	62,000	13.3	9.8	1.6

Appendix E -Snowden 2004 Site Visit Photos



Lexington Portal



Drill Hole Collar from 2003 Program



Old Core Storage Area

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD CITY INDUSTRIES LTD.
(Registrant)

June 24, 2004   By: /s/ Frederick Sveinson, President
Date